

Westport™
Here and Now.

CHANGING THE WAY
THE WORLD MOVES

2013 ANNUAL REPORT

TABLE OF CONTENTS

PLEASE NOTE,

Interim and Annual Financial Statements and Management's Discussion are always available, when released, on the Westport website, WESTPORT.COM.

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TO OUR SHAREHOLDERS,

At the end of a fiscal year, we believe it is important for us to review the year and mark our progress against our strategic plans. 2013 was a transition year for Westport. We went through a considerable change as we reconfigured our business from our market creation, demonstration project culture, to a focused product business in a strong growth market. We will start reviewing the year by reiterating the foundations for our strategic plan.

First, transportation and energy, what we all know as the world's two largest industries, are going through once-a-century disruption where fundamental economic forces are driving change. For transport, it is the high price of oil, from which virtually 100% of our transportation fuels are derived. As a result, this has opened up an opportunity for a new energy source. It is important to understand that this is an economic issue, and the driving force for change is the quest for a lower cost fuel.

Second, energy is going through a technology-driven disruption in both oil and gas extraction and distribution. Here we need to focus on the fact that the oil boom is about extracting oil from previously impossible or uneconomic resources, and high prices are driving innovations. With natural gas, it is the opposite. We have created a breakthrough that has opened up staggering quantities of low cost natural gas. There is a tremendous amount of global investment underway to bring natural gas to market and make it a truly global energy source, like oil. When you put the two industries together, you have our fundamental thesis where we will see natural gas as a primary fuel for transportation applications.

Westport is focused on where the market is going to be, not where it has been or where it is today. The market ahead of us is coming quickly and breakthrough products are coming fast, from passenger cars in Russia or China to locomotives in the U.S. We believe the real advantage is the emerging market for fully developed, original equipment manufacturer ("**OEM**")-built products, with the same high quality standards as current products and using the traditional automotive industry channels and supply chain.

We have concluded that the first priority should be markets where customers spend a great deal on fuel; regulation or policy are encouraging a change; and there is a full ecosystem of product distribution, service, fuelling infrastructure, and customer awareness. At Westport, we spent over a decade educating, encouraging, demonstrating, and proving out the necessary components of that ecosystem in different markets around the world.

At the end of 2013, we believe the ecosystem was in place. We were able to survey around the world and were pleased with the proof that we are on the right track. For example, revenues from our joint ventures ("**JVs**") in North America and China, combined with revenue from Westport's direct sales were over $900 million last year. Furthermore, natural gas fuelling infrastructure is emerging globally, and a small but highly capable and scalable supply chain is developing. Growth is apparent all over the world.

We spent the last year reviewing our current product portfolio, all of our market opportunities, and making the appropriate shifts in the business in order to prioritize the most important strategic decisions and optimize our position in the emerging global market for fully integrated OEM-built natural gas vehicles. We are entering 2014 with clear objectives:

INCREASE HEAVY-DUTY NATURAL GAS TRUCKS MARKET PENETRATION IN NORTH AMERICA

We look at 2014 as the critical breakthrough year in heavy-duty trucks in North America. We expect to see 3% to 5% market penetration in Class 8 trucks for natural gas this year, which is up from virtually zero in 2011. At that rate, we would have a total population on the road of about 12,000 trucks over the next couple of years, which would consume on average about 18,000 gallons of fuel per year per truck. This is becoming a material amount of energy that is being allocated to the Class 8 truck market.

If we are successful in getting that 3% to 5% market penetration, we believe the growth trajectory is clear. That is growth from approximately 1.7% in 2013, and we do not think there is anything to stop it from going much higher. Westport has 100% content in those natural gas trucks sold in North America this year, with Cummins Westport engines supplemented by sales of the Westport iCE PACK™ liquefied natural gas ("**LNG**") Tank System.

CONTINUE SIGNIFICANT GROWTH IN CHINA

We believe 2014 is also going to be a breakthrough year for us in China. Our Weichai Westport JV shipped over 38,000 engines last year and we expect it to grow again in 2014. Approximately 70% of those sales went into trucking applications. Westport will begin supplying components and high pressure direct injection ("**HPDI**") kits to the Weichai Westport JV in 2014 as we shift our strategy from market creation to product sales through the JV. This is a significant opportunity and we are excited to continue to work with Weichai to lead this energy transition in China. The JV has also announced a capacity expansion that will position us to ship up to 100,000 natural gas engines annually by the end of 2014.

GENERATE PROFITABLE GROWTH IN THE AUTOMOTIVE MARKET

On the automotive side, we have two paths to market:

» The Applied Technologies business is well positioned for growth as our OEM customers expand their product offerings globally and as sales develop. We manufacture various specialized natural gas components, such as tank valves, regulators, and fuel lines.

» Through our complete vehicle systems, including our work with Volvo Car and Ford, we have taken big steps to position ourselves for profitable growth. For example, last year we acquired BAF Technologies, Inc. and combined it with our Westport WiNG™ Power System division to create the single largest Ford Qualified Vehicle Modifier business. Similarly, with the launch of the new Volvo V60 model in Europe and the improvements we have made to that business, we expect to be in a position for profitable growth in 2014 and beyond.

DEVELOP WESTPORT OFF-ROAD SYSTEMS BUSINESS

We are seeing quick enthusiasm in the rail industry, and we are well positioned to sell Westport™ LNG Tenders and engine systems in this market over the next few years. The Westport™ LNG Tender is a brand new product and is emerging as a very interesting business for Westport. We believe you will see the evidence of this develop in 2014.

At the end of 2013, we discontinued the production of the first generation of Westport™ HPDI. Our investment was essential in establishing the opportunity for natural gas heavy-duty trucks around the world. However, its mission in market creation and development has been accomplished. We will continue to support our existing customers, and we have allowed for that going forward with a substantial provision on our balance sheet. The next generation of Westport™ HPDI products will be emerging, and the business model we have developed with our OEM partners will be more scalable and profitable for Westport.

PATH TO PROFITABILITY MILESTONES

All of the products mentioned above are in the market today and are going to form the basis for our stated goal of reaching Adjusted EBITDA positive in our combined operating business units by the end of 2014. This is a very important goal for us. The swing from a $97 million Adjusted EBITDA loss for the year ended 2013 to Adjusted EBITDA positive on a consolidated basis by the end of 2015 is a real challenge, but we have the roadmap in front of us.

The end game is not a breakeven business. We are continuing to invest heavily in technology and product development with our partners, and we believe we are developing a sustainable, competitive position. As the market for natural gas vehicles emerges over the next few years, Westport will be the leading partner for OEMs as they launch new products. We are confident that we have a strong lead on competition and we can foresee considerable flexibility in our plans as the markets mature.

In conclusion, our goals for 2014 are:

1 To reach **Adjusted EBITDA positive from our combined operating business units by Q4** and continued profitable growth in our JVs.

2 To **carefully and prudently manage our investment programs** to ensure that operational cash flow from Westport direct sales, plus our JVs' dividends, will cover our investments and allow Westport to achieve overall consolidated Adjusted EBITDA positive by the end of 2015; while maintaining the right investment and the right priorities to ensure our continued leadership of the industry.

3 To **deliver on contractual commitments** to our strategic partners and key OEMs, and develop attractive new customer relationships. We will continue to help removing barriers to the rapid adoption of natural gas vehicles around the world.

We have defined the trajectory and identified a meaningful scorecard that tracks our path to profitability. The industry is growing beyond many expectations and we firmly believe that Westport and our shareholders are in the right place to benefit from the opportunities in front of us. We believe 2014 is going to be a spectacular year for us.

On behalf of our Board of Directors and management team, and our employees around the world, we thank you for your continued support.

Sincerely,

David R. Demers
Chief Executive Officer

Bill E. Larkin
Chief Financial Officer

SUSTAINABILITY REPORT

We are pleased to present our 2013 Sustainability Report: our annual update to Westport's ongoing effort to support the transition to a sustainable energy future. Westport has grown from an innovative research experiment to a global operating company. Our strength is the result of our willingness to challenge the limits of what is possible and transform transportation systems to address sustainability concerns such as air quality, energy security and greenhouse gas emissions. In 2013 we have been challenged to adapt to our recent growth as we continue to support new markets for cleaner gaseous vehicles and change the way the world moves.

Sustainability underlies everything we do

We believe that business success isn't solely measured "company to customer" but through our relationships with a range of stakeholders. As a clean technology leader, we recognize the responsibility we have to our employees, customers, partners, shareholders, suppliers, governments, the natural environment, academic institutions, non-government organizations ("**NGOs**") and the neighbourhoods in which we live and work. We seek to engage partners on every level to collaboratively shift far-reaching global energy systems to respond together to the issues that concern us all.

The decarbonisation of the transport sector requires vision, leadership and boldness. Governments around the world are recognizing the economic, energy security, environmental and job creation benefits of natural gas vehicles. Environmental NGOs want to learn more about how reducing the carbon intensity of fuels has the potential to meaningfully reduce emissions from heavy-duty vehicles. Our partners see a tremendous opportunity to revolutionize how we, as global citizens, move freight and people. Westport's ongoing technological innovation and drive to catalyze real change will continue to address the demands of all of our stakeholders in the coming year.

Natural Gas in 2013: Cementing the Foundation of our Sustainable Energy Future

Natural gas is positioned as the cornerstone of the world's transition to sustainable energy systems. Energy analysts and major producers continue to project natural gas to be the fastest growing traditional energy source for the foreseeable future. Governments anticipate the key role natural gas will play in their economies and are devoting funding to infrastructure projects that will smooth this key transition, with prominent commitments in the United States, Europe, and

China.[1] President Barack Obama has recognized natural gas as "the bridge fuel that can power the U.S. economy".[2] And forward-thinking fleets are investing in natural gas vehicles and fueling infrastructure today in anticipation of its long-term contribution towards the resilience and diversification of their vehicle fleets.

UPS is one of the most prominent nationwide alternative fuel fleets. UPS's Package Operations consists of a delivery fleet of almost 95,000 vehicles, which currently include over 2,500 alternative-fuelled vehicles and has ambitious long-term targets for shifting away from gasoline and diesel.[3] UPS has made natural gas, particularly liquefied natural gas ("**LNG**") with its benefits for long-haul heavy-duty hauling, one of its cornerstone efforts to protect itself against volatile fuel pricing. They hail LNG as "one of the most promising alternatives to conventional diesel fuel for trucks" due to their "strong pulling power and long range […] while offering a lower emission profile."[4]

COLLABORATION IN 2013

Business for Social Responsibility

Business for Social Responsibility ("**BSR**") is a global network of more than 250 companies working to create a just and sustainable world. Westport joined BSR in 2012 and is a founding member of the Future of Fuels working group.[5] The sustainability of energy and transportation has become increasingly important for business and it presents a range of challenges and opportunities for companies across the entire fuel value chain. This leadership initiative brings together experts from the private, non-profit, public and academic sectors to help companies understand the greatest sustainability challenges of their transportation fuel system and how to mitigate those impacts.

While greenhouse gas or criteria air pollutant emission reductions have traditionally been the driver of cleaner, low-carbon fuels and advanced vehicles, other sustainability impacts such as human rights, affordability, energy security, community health, water quality, occupational health and safety and land use must also be carefully considered.

1. reuters.com/article/2012/10/31/china-gas-policy-idUSL3E8LV5DN20121031 bluecorridor.org

2. ngvjournal.com/en/home/item/14620

3. responsibility.ups.com/community/Static%20Files/sustainability/ UPS_CSR2012_Highlights-News_072213.pdf

4. Ibid

5. Other Future of Fuels founding members include Coca-Cola, GE Foundation, Nike, Shell, Suncor Energy, U.S. Department of Defense, UPS, Volvo Group and Walmart.

Carbon Disclosure Project

The Carbon Disclosure Project ("**CDP**") is an international, not-for-profit organization providing the only global system for companies to measure, disclose, manage and share environmental performance information. It represents 722 investors with $87 trillion in assets and holds the largest collection of self-reported corporate climate data.[6]

Westport prepared its first CDP report in 2012 and received a score of 60 within performance band E. In 2013, we improved our score through the disclosure of additional performance metrics to 71 within performance band D. As a clean technology leader, we recognize that we must account for and responsibly reduce the environmental impact of natural gas engines and vehicles. Our work with the CDP is a major step in expanding the reach and rigour of Westport's sustainability transparency.[7]

TABLE 1				
YEAR	PROGRAM	STATUS	DISCLOSURE SCORE	PERFORMANCE BAND
2014	Climate Change 2014	Unknown	Not Scored	Not Scored
2013	Climate Change (Investor CDP)	Submitted	71	D
2012	Investor CDP	Submitted	60	E

Carbon Price Communiqué

The Carbon Price Communiqué is a historic call for action coordinated by the Prince of Wales' Corporate Leaders Network for Climate Action in association with the World Business Council on Sustainable Development ("**WBCSD**") and the International Emission Trading Association ("**IETA**"). Bringing together a broad coalition of stakeholders, the Carbon Price Communiqué signals the readiness of leading companies to tackle one of the most urgent challenges of the 21st century. It also underscores the importance of regulatory certainty for reducing greenhouse gas emissions while encouraging growth in energy, transport and the built environment.

Westport joined more than 150 corporations to call on governments around the world to put a price on carbon. The Corporate Leaders Group will be reconvening in 2014 to launch the next Communiqué and Westport looks forward to working through this process to continue to advocate for a fair price on carbon and a stable regulatory framework to bring about truly sustainable transport.

UC Davis NextSTEPS

The NextSTEPS program is a four-year multidisciplinary research consortium working to advance alternative transportation that operates within the Institute of Transportation Studies at the University of California (Davis). The goal of NextSTEPS is to generate new insights about the transition to a sustainable transportation energy future and to disseminate that knowledge effectively to decision-makers in the public and private sectors. NextSTEPS encompasses interdisciplinary research on electric vehicles, biofuels, hydrogen fuel cells and efficiency improvements to gasoline and diesel engines. Natural gas was added as a dedicated research stream in 2012.

The NextSTEPS members include 23 other government and corporate partners, including the U.S. Department of Transportation and major automotive original equipment manufacturers ("**OEMs**") such as Ford, GM, Volkswagen and Toyota.

Environmental Defence Fund Pump to Wheels Methane Leakage Study

The Environmental Defense Fund ("EDF") has a history of cross-sector collaboration and balanced environmental analysis. In 2012, the EDF initiated a series of studies with academic and industry partners to better understand the source and quantity of methane emissions along the natural gas supply chain.[8]

Westport joined the EDF in 2012 as a partner in its Pump to Wheels Methane Leakage Study for natural gas vehicles, refuelling stations and maintenance facilities. Natural gas in medium and heavy-duty transport applications is gaining market share, and industry is working to develop and bring new products to market that improve performance, reliability and quality from early systems deployed as long as a decade ago. Westport's support of scientific studies such as this is an integral part of our commitment to take a leadership role in the transition towards sustainable mobility.

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6. cdp.net/en-us/news/cdp%20news%20article%20pages/a-third-of-worlds-invested-capital-calls-for-corporate-environmental-data.aspx

7. A disclosure score of E indicates "little evidence of initiatives on carbon management potentially due to companies just beginning to take action on climate change," appropriate for Westport's first year of participation. The score of D in 2014 indicates "limited evidence of mitigation or adaptation initiatives and no/ limited strategy on climate change," indicative of increasing performance.

8. The five study modules are production, gathering lines and processing facilities, pipelines and storage, local distribution, and commercial trucks and refueling stations. The first peer-reviewed study has now been published in the journal Proceedings of the National Academy of Science and is available online at pnas.org/content/110/44/17768.

REPORT SCOPE

At this time, we only report on our operations in British Columbia, Canada. We began collecting energy consumption data from our global facilities in 2013 and are currently auditing those internal data collection systems before publicly reporting our complete operational footprint. While the majority of our engine testing and development occurs in Vancouver, we recognize that we must tell a more complete story about our activities, success and challenges.

THE IMPORTANCE OF THE GLOBAL REPORTING INITIATIVE

The Global Reporting Initiative ("**GRI**") provides a consistent means for companies to voluntarily report on the economic, social and environmental impacts of their business. The GRI's 79 indicators and associated methodologies enable companies to facilitate decision-making and improve sustainability performance based on globally recognized indicators.

Perhaps one of the most significant advantages of the GRI is the ability to compare the performance of Westport to our OEM partners and competitors. This report, prepared in accordance with the GRI Third Generation Guidelines ("**G3**"), discloses data from January to December 2013. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

Westport has self-declared this report to correspond to application level B in the six-level grid of the GRI G3 guidelines. Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators. The GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein. For further information about the GRI, visit GLOBALREPORTING.ORG.

Sustainability Indicator Index

LEGEND [indicator description] » (report location)
AA1 (report on this indicator)   **BB2** (partially report on this indicator)

ECONOMIC PERFORMANCE

EC1 Direct economic value generated and distributed » (2013 Audited Financial Statements)

EC2 Financial implications and risks and opportunities of climate change » (Climate Change Risks and Opportunities)

SOCIAL PERFORMANCE

HR3 Employee training on human rights » (Human Rights)

LA1 Total workforce by employment type, employment contract, and region » (Employee)

LA3 Benefits provided to full-time, part-time and temporary employees » (Employee)

LA6 Workforce represented in Occupational Health and Safety Committees » (Health and Safety)

LA7 Rates of injury, occupational disease, lost days, and work-related fatalities » (Health and Safety)

SO1 Nature, scope and effectiveness of programs to manage impact on communities » (Community Impacts)

SO2 Percentage and total number of business units analyzed for risks related to corruption » (Anti-Corruption Efforts)

SO3 Percentage of employees trained on anti-corruption policies and procedures » (Anti-Corruption Efforts)

PR1 Life cycle stages: health and safety impacts of products–assessed for improvements » (Product Responsibility)

PR2 Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products » (Health and Safety)

ENVIRONMENTAL PERFORMANCE

EN3 Direct energy consumption by primary energy source » (Energy)

EN4 Indirect energy consumption by primary source » (Energy)

EN5 Energy saved due to conservation and efficiency efforts » (Energy)

EN6 Initiatives to provide energy-efficient or renewable based products and reductions » (Energy)

EN7 Initiatives to reduce indirect energy consumption and reductions achieved » (Energy)

EN8 Total water withdrawal by source » (Water)

EN16 Total direct and indirect greenhouse gas emissions » (Greenhouse Gas Emissions)

EN18 Initiatives to reduce GHG emissions and reductions achieved » (Greenhouse Gas Emissions)

EN22 Total amount of waste by type and disposal method » (Waste Generation and Diversion)

EN23 Total number and volume of significant spills » (Waste Generation and Diversion)

EN28 Value of fines and non-monetary sanctions for environmental non-compliance » (Environmental Compliance)

SOCIAL PERFORMANCE INDICATORS

Human Rights

Westport is dedicated to preserving all fundamental and universally recognized human rights as outlined by the United Nations and the International Labour Organization. Our commitment is stated and reinforced by our Code of Conduct which is reviewed and signed annually by each of our employees.

Total Workforce

Westport is committed to providing a healthy work environment, defined by respectful relationships, professional development and advancement potential and an execution-focused culture to capitalize on business opportunities. We are dedicated to ensuring that Westport remains a desirable employer in all our locations. A similar benefits package is offered to both full-time and part-time employees.[9]

TABLE 2				
as of Dec 31, 2013	FULL TIME	PART TIME*	CONTRACTOR	TOTAL
Argentina	22		3	25
Australia	23		2	25
Canada	409	25	19	453
China	51			51
France	2		1	3
Korea	3			3
Sweden	23		4	27
India	2			2
Italy	266	27	1	294
United States	108	2	37	147
Total	907	54	69	1,030
*Part time includes Co-ops and Interns				

As the demand for sustainable transportation grows worldwide, Westport has continued to maintain its global presence. Our products have reached customers in more than 19 countries and being able to support these markets is essential to our future success.

Health and Safety

The health and safety of our employees, facilities, and communities is an integral part of Westport's operations. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement.

Our Health and Safety Committee members are champions for workplace safety. Westport maintains two Health and Safety Committees in British Columbia or approximately one Committee for every 214 employees. Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

TABLE 3					
(unaudited)	2013-12	2012-12	2011-12	2010-03	2009-03
Recordable injury frequency	5	2	1	2	0
Recordable injury rate[10]	1.22	0.46	0.31	0.82	0
Lost time injury frequency	2	1	1	1	0
Lost time injury rate[11]	0.49	0.23	0.31	0.41	0

The number of recordable and lost time injuries has doubled in 2013. While this is an area of concern, it should be noted that the number of test cells (where there is a greater risk for injury) has doubled over the same time period, leaving our injury rates in line with previous years.

Community Impacts

The liveability of specific locales or areas may be significantly impacted by an organization's activities. Westport's geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbors. Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environment releases and noise levels in excess of municipal by-laws. Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. We received one noise complaint in 2013 associated with the refuelling of our liquid nitrogen tank and have taken the necessary steps to rectify the situation.

Anti-Corruption Efforts

Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. The Code of Conduct has mandated compliance with all applicable laws in

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9. Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.

10. The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.

11. The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions. In addition, Westport maintains a confidential ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for "whistle blowing" in good faith.

Product Responsibility

Quality and safety are imperatives across the product life cycle. Our Quality Management System (QMS) is certified to ISO 9001:2008 standards for the design, assembly and commercialization of its LNG fuel systems. Westport QMS comprises the organization's policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products. Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:

TABLE 4	STATUS
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	YES
Marketing and promotion	YES
Storage, distribution, and supply	YES
Use and service	YES
Disposal, reuse or recycling	PARTIAL

COMMUNITY ENGAGEMENT

Being active in the community has always been central to Westport's values and we support employee volunteer efforts. Since 2002, Westport has been a strong supporter of the United Way of the Lower Mainland. From modest beginnings our annual workplace campaign has grown steadily and in 2013 our cumulative fundraising total surpassed $1 million CDN.

Westport's contributions to the community go beyond financial donations. Our employee led IMPACT team provides various outlets for Westporters to engage in the community. The role of IMPACT is to bring the various activities and initiatives that Westport employees can participate in into one coordinated effort. This also provides employees an outlet to exercise their 16

hours of paid volunteer time. IMPACT initiatives generally touch on their three pillars; Environment, Education, and Community.

"Bridging the Science Gap": Our Partnership with Science World

Science World is dedicated to inspiring science and technology leadership in British Columbia. Westport is a contributor to Science World's "Bridging the Science Gap" campaign through its sponsorship of the transportation exhibit in the Ken Spencer Science Park. This interactive outdoor science park is designed to educate children about the future of new, clean, low-carbon technologies. The Westport-sponsored exhibit conveys a "Clean Transportation Story" with interactive elements to demonstrate how everyday choices can impact our carbon footprint.

United Way of the Lower Mainland Community Schools

Westport is a proud partner of the United Way and Vancouver School Board's Community Schools Program. Community schools provide safe and structured after-school activities to students aged 6-12. After-school programs play a critical role in providing structured, supervised time for children to be active, to develop positive social skills and to build overall capabilities. Studies have linked participation in these programs with greater academic success, increased self-confidence and self-esteem and better relationships with peers and adults.

Through this partnership, Westport employees lead classes over seven weeks in comic book art, yarn crafts, guitar lessons and sports at Lloyd George Elementary School. We are honoured to partner with the United Way and the Vancouver School Board on this critical community initiative.

Canadian Blood Services

Westport has been a member of the Canadian Blood Services' Partners for Life Program since 2001. This nationwide program is designed to encourage group donations from business and community organizations. Each year, we set a target, coordinate group donations and allow employees to take time from work to donate.

The Canadian Blood Services' Bloodmobile visited our offices for the first time in 2012 and we were able to collect more than 40 donations that day. In 2013, we made 114 donations. Since 2006, Westport employees have donated nearly 500 pints of blood or enough to impact 108 lives.[12]

12. According to Canadian Blood Services an average of 4.6 pints are required per patient.

ENVIRONMENTAL PERFORMANCE INDICATORS

Environmental Compliance

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

Water

It is expected that climate change will impact global water resources. Water use is an increasingly critical component of each organization's sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers such as Westport.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m^3 per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures has been installed at all locations in an effort to further reduce our impact. We recognize that providing only an estimate and not actual water use is a limitation of our current sustainability report.

Energy Consumption

TABLE 5	FOR THE 12 MONTHS ENDING				
(gigajoules)	DEC 2013	DEC 2012	DEC 2011	MAR 2010	MAR 2009
Direct					
Diesel	2,722	2,250	1,250	1,146	2,050
LPG	0	35	99	120	353
LNG	8,559	8,466	11,193	13,395	12,551
CNG	38,148	28,802	19,352	13,363	19,708
Natural gas returned	(1,024)	(1,860)	(3,663)	(7,102)	(7,167)
Net direct consumption	**48,405**	**37,693**	**28,232**	**20,922**	**27,495**

Overall energy consumption increased in the reporting year. This result can be attributed to a number of factors:

1 As in the previous year, in 2013 we have continued to grow the number of test cells in operation at our High Technology Centre (HTC) in Vancouver, bringing the total

number of test cells with transient dynamometers to seven. Increasing capacity at state-of-the art testing facilities is an essential component of the research and development required for the expansion of Westport's product and service offerings. Continued growth in the new HTC streamlines the testing process required of all new products by allowing us to perform development and certification testing in-house. We equip each test cell with transient dynamometers to generate electricity from operations that is returned to the grid for local consumption.

2 Due to the increase in employee headcount, our office space square footage increased by 13% during the reporting period.

3 The increase in diesel is due to the fluctuation in testing schedules. There are times when we are evaluating several engines which run on diesel only. Moreover, we have increased our on road testing which means more trucks are running.

4 The drop in re-injected natural gas can be attributed to the fact that we have increased our use of liquid nitrogen for development and component durability testing as a substitute for LNG. Previously, this LNG was captured at the end of our testing and re-injected into the grid. Liquid nitrogen is an inert, non-toxic gas that has no impact on air quality.

Greenhouse Gas Emissions

The Greenhouse Gas Protocol[13] developed by the World Business Council on Sustainable Development (WBSCD) is the globally accepted standard for greenhouse gas (GHG) emissions accounting. The organizational boundary of this inventory includes all of Westport's British Columbia-based facilities and includes both scope one and scope two emissions.[14] We have not measured scope three emissions to date.

TABLE 6	TONNES CO_2 EQUIVALENT FOR THE 12 MONTHS ENDED				
(unaudited)	DEC 2013	DEC 2012	DEC 2011	MAR 2010	MAR 2009
Total Scope 1					
Direct Emissions	2,576.1	2,224.2	1,805.5	2,005.4	1,383.2
Total Scope 2					
Indirect Emissions	387	288.0	237.0	245.0	244.0
Total GHG impact	2,963.1	2,512.2	2,042.5	2,250.4	1,627.2

13. The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.

14. Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associated with the purchase and use of electricity.

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge, as the research and development of new engine technologies is necessarily an energy-intensive process. There are currently no regulatory requirements for a company of our size to disclose its emissions.[15] The process of compiling a GHG inventory provides an important foundation for understanding reduction opportunities and measuring progress. Westport works through the internationally-recognized Carbon Disclosure Project to inventory and make public our GHG emissions. We have identified future opportunities to reduce the impacts of our operations, as well as opportunities to integrate climate change risk into our risk management procedures and overall business strategy.

Waste Generation and Diversion

Waste reduction, reuse and recycling programs are well established and well-maintained. Using formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

We extend the opportunity for employees to recycle electronics, batteries, confidential paper, and some hazardous waste like paint through our waste minimization program.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

TABLE 7			
Aluminum	Diesel	Hard and soft plastic	Viscor
Batteries	E-waste	Paper	Wastewater
Beverage containers	Filters/rags	Plastic oil pails	Wood
Cardboard	Light bulbs	Solvents	
Coolant	Lube oil	Steel	

15. In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO_2) equivalents per year are required to disclose their emissions.

MANAGEMENT'S DISCUSSION & ANALYSIS

BASIS OF PRESENTATION

This Management's Discussion and Analysis ("**MD&A**") for Westport Innovations Inc. ("**Westport**", the "**Company**", "**we**", "**us**", "**our**") is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2013. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("**U.S. GAAP**"). The Company's reporting currency is the U.S. dollar. This MD&A is dated February 25, 2014.

On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all consolidated operating companies to the calendar year. As a result of changing our year end, the April 1, 2011 to December 31, 2011 reporting period is a "stub" period of only nine months. Due to the difference in period lengths, the consolidated statements of operations and statements of cash flows are not directly comparable.

Additional information relating to Westport, including our Annual Information Form ("**AIF**") and Form 40-F, is available on SEDAR at SEDAR.COM and on EDGAR at SEC.GOV. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, availability of funding and funding requirements, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements

are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company's most recent AIF filed on SEDAR at SEDAR.COM. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $600 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas ("**RNG**") or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

The principle focus and responsibilities of the new reporting alignments are summarized below:

OPERATING BUSINESS UNITS

Westport Applied Technologies Business Unit

Westport Applied Technologies ("**Applied Technologies**") designs, produces, and sells compressed natural gas ("**CNG**") and liquefied petroleum gas ("**LPG**") components and subsystems to over 20 global OEMs, including Fiat, Volkswagen, Tata Motors ("**Tata**"), the GAZ Group, Chrysler, and General Motors ("**GM**"), and to aftermarket customers in over 60 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL S.p.A. ("**OMVL**") and Emer S.p.A ("**Emer**"), including its wholly owned subsidiary Valtek S.p.A., and Westport's Australian operations are reported under the Applied Technologies business unit and are made either directly to OEMs or through one of their many distributors. The Applied Technologies business unit designs and manufactures a range of components including pressure regulators, injectors, electronic control units,

valves and filters; sells monofuel and bi-fuel conversion kits; and also offers engine management systems and solutions that can be launched quickly at a competitive price. The Applied Technologies business unit provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

Westport On-Road Systems Business Unit

Westport On-Road Systems ("**On-Road Systems**") engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking. Westport's existing On-Road Systems, OEM customers and partners include Ford Motor Company ("**Ford**"), GM, PACCAR Inc. ("**PACCAR**") (Kenworth Truck Company "**Kenworth**" and Peterbilt, a PACCAR company), and Volvo Car Group ("**Volvo Car**"). Current products include the Westport WiNG™ Power System (the "**WiNG System**") for the Ford F-250/F-350 bi-fuel (CNG and gasoline) vehicle models; Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport™ JumpStart mobile fuel services; and Westport iCE PACK™ LNG Tank System ("**Westport iCE PACK**") for spark-ignited ("**SI**") engines.

Through Westport's acquisition of BAF Technologies, Inc. ("**BAF**"), Westport further supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("**QVM**") program and increases Westport's product range with the Ford line to include transit, cargo shuttle and taxi vehicles. Sold under the Westport WiNG™ Power System product brand, BAF product offerings include dedicated natural gas fuel systems for the Ford F-150, F-250/F-350, F-450/F-550, F-650, F-59, E-250/E-350, and E-450 vehicle models. BAF also provides aftermarket conversion products, alternative fuel systems and application engineering.

Westport Off-Road Systems Business Unit

Westport Off-Road Systems ("**Off-Road Systems**") has been exploring product development opportunities for using liquefied natural gas ("**LNG**") fuel in large, off-road engine applications including rail, mining, marine, and oil & gas. According to industry statistics and our analysis, the global annual fuel usage in these applications is over 24 billion gallons of diesel fuel annually, presenting a highly attractive opportunity for significant fuel cost savings and reduced emissions through the use of LNG as an alternative fuel. Current products include an LNG tender product for the rail market, and Westport™ 2.4L industrial engines sold to Clark

Material Handling ("**Clark**") and Cummins Western Canada for forklift and oilfield applications, respectively.

Corporate and Technology Investments Business Unit

The Corporate and Technology Investments business unit ("**Corporate and Technology Investments**") is responsible for investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the revenue will be recognized under one of the operating business units: Applied Technologies; On-Road Systems; or Off-Road Systems.

WESTPORT JOINT VENTURES

Cummins Westport Inc.

Cummins Westport Inc. ("**CWI**"), our 50:50 joint venture with Cummins, Inc., ("**Cummins**"), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc.

Weichai Westport Inc. ("**WWI**") is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("**Weichai**") and Hong Kong Peterson (CNG) Equipment Ltd. ("**Hong Kong Peterson**") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally. WWI's dedicated facility in China has an annual production capacity of 50,000 engines.

GENERAL DEVELOPMENTS

On February 5, 2013, CWI announced award for over 900 natural gas buses powered by its 8.9 litre ISL G engine (the "**ISL G**"). CWI is expected to be supplying engines for two of the largest natural gas transit fleet orders in North America to date. In January 2013, LA Metro announced its plans to order 550 New Flyer Xcelsior natural gas buses, powered with the ISL G, to be deployed in 2014 and 2015, with an option to purchase an additional 350 buses in 2016 for both its own fleet and contract operators. In December 2012, the San Diego Metropolitan Transit System announced its decision to purchase up to 350 Gillig 40-foot low floor buses and 118 New Flyer 60-foot low floor articulated buses, all powered with the ISL G.

On February 28, 2013, Westport announced an agreement with leading global clean energy provider ENN Group ("**ENN**") aimed at the proliferation of natural gas and LNG transportation solutions and fuel for on-road, off-road, rail and marine applications.

On March 19, 2013, Westport and Clean Energy announced a joint marketing agreement to encourage the use of natural gas vehicles ("**NGVs**") and the establishment of the growing fueling infrastructure across North America. The companies will bundle the Westport iCE PACK and a long-term fuel contract with Clean Energy into a package for qualified customers.

On March 21, 2013, CWI announced that it had received certification for its Cummins Westport ISX12 G engine from the U.S. Environmental Protection Agency ("**EPA**"), meeting both the EPA 2013 regulations and the new greenhouse gas ("**GHG**") and fuel-efficiency rules that will take effect in 2014. The engine subsequently commenced production in April 2013.

On May 30, 2013, Westport announced an agreement with GAZ Group, the leader of the Russian commercial vehicles market, to design and develop SI natural gas systems for a new range of GAZ Group CNG commercial vehicles. Westport's new WP580 Engine Management System will be applied to GAZ Group's YaMZ-530 4.4L and 6.6L diesel engines and will incorporate Westport proprietary components and technology in the multi-year development and supply agreement.

On June 5, 2013, Westport announced the launch of an LNG tender product solution, designed to supply fuel to an adjacent natural gas-powered locomotive, with an order for four tenders from Canadian National Railway Company ("**CN**").

On June 28, 2013, Westport acquired BAF and its subsidiary, ServoTech Engineering, Inc. ("**ServoTech**") from Clean Energy Fuels Corp ("**Clean Energy**") for $25 million in common shares of Westport ("**Common Shares**") based on the volume weighted average price of such Common Shares ($27.4 million based on the closing price on the day of grant). Westport and Clean Energy also announced the $5 million co-marketing program.

On August 1, 2013, Westport announced that it will offer natural gas fueled systems for the Ford F-150. Westport expects to begin deliveries in the first quarter of 2014.

On September 25, 2013 and September 26, 2013, Westport announced that it was offering 6,000,000 Common Shares in the United States and Canada at a price of $25.39 per share. The offering was completed on October 1, 2013 for gross proceeds of $152.3 million.

On October 30, 2013, Westport announced that Universal LNG Solutions Inc.[SM] had placed a blanket purchase order for 900 Westport LNG Tank Systems to be delivered over the next two years.

On December 10, 2013, Westport unveiled the next generation of its HPDI technology platform, Westport™ HPDI 2.0. This new generation of natural gas technology will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components will be manufactured in high-quality facilities, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow. Westport is now working with seven OEM applications with engine sizes ranging from trucks to locomotives at various stages of development with the goal of vertically integrated Westport™ HPDI 2.0 OEM product lines.

On February 12, 2014, Westport and Tata launched a new SI natural gas 3.8L turbocharged engine featuring the WP580 EMS. Designed to support many engine configurations, WP580 EMS is also scheduled to be applied to Tata's 5.7L engine targeting medium-duty applications in late 2014. Westport also unveiled its newest proprietary technology, Westport GEMDi™, which enables engine OEMs to offer a fully integrated, high performance engine optimized for dual fuel operation. Westport GEMDi technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. Upon successful completion of the development phase, commercialization with Tata is expected to follow, with Westport supplying key natural gas engine components.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the years ended December 31, 2013, December 31, 2012 and the nine months ended December 31, 2011:

TABLE 8			
(expressed in millions of USD, except for per share amounts and shares outstanding)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Total revenue	$ 164.0	$ 155.6	$ 87.7
Gross margin[1]	15.3	53.2	20.6
GM %	9.3%	34.2%	23.5%
Net loss	(185.4)	(98.8)	(45.8)
Net loss per share —basic and diluted[2]	(3.22)	(1.83)	(0.96)
Weighted average shares outstanding	57,633,190	54,072,513	47,933,348
Cash used in operations before changes in non-cash working capital[3]	(135.9)	(87.9)	(50.5)

(1) *Gross margin is calculated as revenue less cost of product and parts revenue. The Company's gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales. Gross margin as defined above applies to the discussion of gross margin throughout the MD&A. (For the years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011, $4.3 million, $4.1 million and $3.2 million in depreciation and amortization is excluded from the calculation of gross margin, respectively).*

(2) *Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.*

(3) *See non-GAAP financial measures.*

The following table sets forth a summary of our financial position as at December 31, 2013 and December 31, 2012:

TABLE 9		
	DEC. 31, 2013	DEC. 31, 2012
Cash and short-term investments	$ 210.6	$ 215.9
Total assets	491.7	490.1
Long-term financial liabilities[1]	13.0	52.2

(1) *Excluding warranty liability, deferred revenue, deferred income tax liabilities and other long-term liabilities.*

The following table sets forth a summary of the financial results of our joint ventures for the years ended Dec. 31, 2013, Dec. 31, 2012 and the nine months ended Dec. 31, 2011:

TABLE 10			
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Total revenue	$ 310.7	$ 198.0	$ 138.8
Gross margin	64.2	61.4	60.0
GM %	20.7%	31.0%	43.2%
Income before income taxes	23.1	35.4	42.7
Income attributable to the Company	9.4	13.2	13.0

TABLE 11

(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Total revenue	$ 466.6	$ 272.1	$ 84.9
Gross margin	37.3	24.8	9.3
GM %	8.0%	9.1%	11.0%
Income before income taxes	14.5	9.8	4.9
Income attributable to the Company	4.3	2.9	1.4

OVERVIEW OF RESULTS— YEAR ENDED DECEMBER 31, 2013

TABLE 12

(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	CHANGE	
Applied Technologies	$ 93.2	$ 91.7	$ 1.5	2%
On-Road Systems	55.1	37.6	17.5	47%
Off-Road Systems	3.3	3.1	0.2	6%
Corporate and Technology Investments	12.4	23.2	(10.8)	-47%
Total consolidated revenues	$ 164.0	$ 155.6	$ 8.4	5%

OPERATING RESULTS

For the year ended December 31, 2013, consolidated revenue increased $8.4 million, or 5%, to $164.0 million from $155.6 million for the year ended December 31, 2012. Increase in Applied Technologies revenue is primarily due to service revenue earned under development agreements. On-Road Systems generated higher revenue due to launch of Westport iCE PACK in the fourth quarter of 2013, increased sales of the WiNG System as the product launch occurred in the second quarter of the prior year and revenue generated from BAF, offset by decreased shipments of the first generation Westport™ HPDI system and the bi-fuel systems for the V70 bi-fuel wagon. The increase in revenue was offset by a decrease in Corporate and Technology Investments revenue due to the one-time license revenue and higher service revenue under our development agreements received in the prior year period.

Consolidated net loss attributable to the Company for the year ended December 31, 2013 was $185.4 million, or $3.22 loss per diluted share, compared to a $98.8 million net loss, or $1.83 loss per diluted share, for the year ended December 31, 2012. The $86.6 million increase in net loss was driven

by increase in segment operating loss in Corporate and Technology Investments of $33.3 million, On-Road Systems of $18.9 million, Applied Technologies of $3.2 million, Off-Road Systems of $0.6 million, net decrease in our share of equity income of $2.7 million from joint ventures, increase in depreciation and amortization of $4.9 million and impairment charges totaling $41.5 million, offset by a decrease in net interest expense of $1.3 million and net foreign exchange gains of $16.4 million.

Included in our net loss for the year ended December 31, 2013 are charges of $35.0 million in goodwill impairment, $21.4 million in warranty provision charges related to first generation Westport™ HPDI system, $4.9 million in inventory obsolescence, $4.8 million on loss on disposal of assets, $1.7 million in intangible impairment offset by $15.2 million net foreign exchange gains attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding the impact of the charges and net foreign exchange gain, our net loss and net loss per share was $132.8 million and $2.30, respectively.

CAPITAL MANAGEMENT

On October 1, 2013, we announced the closing of an offering of 6,000,000 Common Shares for gross proceeds of $152.3 million.

CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, 2013, our cash, cash equivalents and short-term investments balance was $210.6 million compared to $215.9 million at December 31, 2012. For the year ended December 31, 2013, cash used in operations was $116.8 million with $135.9 million used for operating purposes and $19.1 million provided from working capital. We purchased $26.5 million of property and equipment and repaid a portion of our long-term debt within Emer totaling $3.7 million and repaid the amount payable to sellers of OMVL of $9.9 million. We issued shares through a public share offering resulting in cash inflow of $147.3 million (net of share issuance costs) and issued shares through the exercise of stock options, which resulted in an additional $0.7 million in cash, received dividends from our joint ventures of $8.3 million, and $1.2 million in cash acquired as a result of the BAF acquisition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in [NOTE 2] of our calendar year 2013 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

VARIABLE INTEREST ENTITIES

A variable interest entity ("**VIE**") is any type of legal structure not controlled by voting equity but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. The Company's interest in CWI is a VIE but it is determined that there is no primary beneficiary.

WARRANTY LIABILITY

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities and our statement of operations. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record

warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to and estimated future direct warranty costs are accrued and charged to cost of revenue in the period when the related revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of revenue in the period incurred.

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts. As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts.

REVENUE RECOGNITION
Product Revenue

Our primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets. Product and parts revenue is recognized when the products are shipped and title passes to the customer.

Revenue from Research and Development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones. Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense.

Revenue from Contracts

The Company earns revenue under certain contracts to provide engineering development services. These contracts provide for the payment for services based on the performance of work under our product development programs. Revenues are recognized under these contracts based on the percentage of completion method of accounting. The components to measure of percentage of completion are complex and subject to many variables. Components may include estimated costs to complete a contract, estimated hours to completion or management's assessment of work to be performed. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on contract is recorded in the period the loss is determined. There is a risk that the estimated percentage of completion of a contract may change, which may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

When an arrangement includes multiple deliverables, the Company allocates the consideration to each separate deliverable (unit of accounting) based on relative selling prices. A separate unit of accounting is identified if the delivered item(s) have standalone value and the delivery or performance of undelivered items is considered probable and within the control of the Company. Revenue for each unit of account is recognized in accordance with the above revenue recognition principles.

License Revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

INVENTORIES

Inventories consist of fuel systems, component parts, work-in-progress and finished goods associated with our Westport systems. We carry inventory at the lower of weighted average cost and net realizable value. In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded.

Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Due to significant declining revenues from our customer contracts, driven by lower than expected adoption rate of natural gas vehicles, we performed an impairment analysis of our intangible assets as of November 30, 2013. We determined that the sum of the estimated future undiscounted net cash flows for one of the reporting units in the On-Road Systems segment related to customer contracts was less than the carrying amount at November 30, 2013. Based on the negative value of the undiscounted net cash flows, an impairment charge of $1.7 million was recorded to reduce the carrying value of customer contracts in our intangible assets.

STOCK-BASED COMPENSATION

We account for stock-based compensation related to stock options, Performance Share Units ("**PSUs**") and Restricted Share Units ("**RSUs**") granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance shares by calculating the fair value using a Monte-Carlo simulation and RSUs by calculating the fair value based on the market price of the Company's common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

GOODWILL

We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill. We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

We tested our goodwill for impairment as at November 30, 2013 and determined that the carrying values of a reporting unit in the Applied Technology segment and a reporting unit in the On-Road Systems segment exceeded the fair values. Consequently, in the fourth quarter of December 31, 2013, we recorded a non-cash goodwill impairment charge of $30.1 million and $4.9 million in the Applied Technology segment and the On-Road Systems segment respectively. The goodwill impairment charges are driven by declining revenues due to the adverse economic climate in Europe and lower than expected adoption rate of natural gas vehicles in selected markets. Both of these factors resulted in a decline of our projected cash flows of the reporting units, leading to a goodwill impairment charge for both reporting units.

During the year, we acquired BAF and its subsidiary, ServoTech which generated $18.5 million of goodwill. We allocated the goodwill to one of the reporting units within the On-Road Systems segment. We tested this goodwill balance for impairment as at November 30, 2013 and determined the goodwill balance was not impaired. Step 1 testing results show that the fair value of the reporting unit exceeded the carrying value.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

BALANCE SHEET

In December 2011, the Financial Accounting Standards Board ("**FASB**") issued Accounting Standards Updated ("**ASU**") No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("**ASU 2011-11**"). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("**IFRS**"). In January 2013, the FASB issued ASU No. 2013-01 ("**ASU 2013-01**"), to clarify the scope of the new offsetting disclosures in ASU 2011-11. The ASU clarifies that the scope includes bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements. These updates were effective for the Company on January 1, 2013. The adoption of the updates did not have a material impact on the Company's consolidated financial statements.

COMPREHENSIVE INCOME

In February 2013, the FASB issued ASU No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("**ASU 2013-02**"). ASU 2013-02 improves the reporting of reclassifications out of accumulated other comprehensive income. Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update was effective for the Company on January 1, 2013. The adoption of this update did not have a material impact on the Company's consolidated financial statements.

INCOME TAXES

In July 2013, the FASB issued ASU No. 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("**ASU 2013-11**"). ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This new guidance is to be applied prospectively effective on January 1, 2014. The adoption of this standard will not have a material impact on the Company's consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer ("**CEO**") and the Chief Financial Officer ("**CFO**"), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("**Exchange Act**"). The CEO and CFO have concluded that as of December 31, 2013, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed under our supervision, and affected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the Securities and Exchange Commission (the "**SEC**"), as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

All internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

REMEDIATION PLAN

As previously reported in the Company's Annual Report for the year ended December 31, 2012, we had identified a material weakness in the Company's internal control over financial reporting related to our equity method investment in CWI, specifically resulting in the Company changing its determination of the primary beneficiary in connection with the application of Accounting Standards Update 2009-17, *Consolidation (Topic*

810): Improvements to Financial Reporting by Enterprises with Variable Interest Entities, ("**ASU 2009-17**"). To remediate the material weakness in the Company's internal control over financial reporting, the Company implemented the following procedures:

1 We have implemented the procedure of consulting third party advisors with appropriate expertise on complex accounting issues.

2 We have increased U.S. GAAP training for accounting personnel involved in financial reporting through the attendance of technical accounting workshops and training courses.

As of December 31, 2013, management believes this material weakness has been remediated.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("**COSO**"). As allowed by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings and SEC guidance, management excluded from its assessment the 2013 acquisition of BAF, which accounted for 7% of total assets and 10% of total revenues as of and for the year ended December 31, 2013. Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unmodified opinion on the effective operation of our internal control over financial reporting as of December 31, 2013.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than the changes described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

FINANCIAL OVERVIEW—RESULTS FROM OPERATIONS
REVENUE

The following table summarizes revenues by segment for the **year ended December 31, 2013** compared to the **year ended December 31, 2012**:

TABLE 13 (expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	CHANGE	
Applied Technologies	$ 93.2	$ 91.7	$ 1.5	2%
On-Road Systems	55.1	37.6	17.5	47%
Off-Road Systems	3.3	3.1	0.2	6%
Corporate & Tech. Investments	12.4	23.2	(10.8)	-47%
CWI	310.7	198.0	112.7	57%
WWI	466.6	272.1	194.5	71%
Total segment revenues	$ 941.3	$ 625.7	$ 315.6	50%
Less: Equity investees' revenues	777.3	470.1	307.2	65%
Total consolidated revenues	$ 164.0	$ 155.6	$ 8.4	5%

Applied Technologies revenue for the year ended December 31, 2013 increased $1.5 million, or 2%, to $93.2 million from $91.7 million for the year ended December 31, 2012. The increase in revenue was driven by stronger sales in Russia and China and service revenue earned under development agreements, offset by lower sales in Europe, South America and South Asia.

On-Road Systems revenue for the year ended December 31, 2013 increased $17.5 million, or 47% from $37.6 million to $55.1 million. The increase in revenue is primarily due to launch of Westport iCE PACK in the fourth quarter of 2013, increased sales of the WiNG System as the product launch occurred in the second quarter of the prior year and revenue generated from BAF offset by decreased shipments of the first generation Westport™ HPDI system and the bi-fuel systems for the V70 bi-fuel wagon. On-Road Systems parts revenue for the year ended December 31, 2013 increased $10.2 million to $13.6 million compared with $3.4 million for the year ended December 31, 2012 primarily due to parts revenue generated from BAF.

Off-Road Systems revenue for the year ended December 31, 2013 increased $0.2 million, or 6%, from $3.1 million to $3.3 million due to increased shipments of Westport™ 2.4L industrial engines to forklift and oilfield customers.

Corporate and Technology Investments revenue for the year ended December 31, 2013 decreased $10.8 million, or 47% from $23.2 million to $12.4 million. The decrease is primarily driven by one-time license revenue of $8.0 million recognized in the prior year for the transfer of the proprietary know-how related to the HPDI technology. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the year ended December 31, 2013 increased $112.7 million, or 57% from $198.0 million to $310.7 million. CWI product revenue for the year ended December 31, 2013 increased $99.3 million, or 61%, to $261.0 million on sales of 10,314 units compared to $161.7 million and 6,804 units for the year ended December 31, 2012, which was primarily attributed to the launch of the ISX12 G heavy duty truck engine in April contributing to the increased volumes in North America. CWI parts revenue for the year ended December 31, 2013 was $49.6 million compared with $36.3 million for the year ended December 31, 2012.

WWI revenue for the year ended December 31, 2013 increased $194.5 million, or 71%, from $272.1 million to $466.6 million. WWI shipped 38,138 units in 2013 compared with 22,025 units for the year ended December 31, 2012.

The following table summarizes total revenue by segment for the **twelve months ended December 31, 2012** compared to **nine months ended December 31, 2011**:

TABLE 14 »				
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011	CHANGE	
Applied Technologies	$ 91.7	$ 55.1	$ 36.6	66%
On-Road Systems	37.6	20.8	16.8	81%
Off-Road Systems	3.1	1.6	1.5	94%
Corporate & Tech. Investments	23.2	10.2	13.0	127%
CWI	198.0	138.8	59.2	43%
WWI	272.1	84.9	187.2	220%
Total segment revenues	$ 625.7	$ 311.4	$ 314.3	101%
Less:				
Equity investees' revenues	470.1	223.7	246.4	110%
Total consolidated revenues	$ 155.6	$ 87.7	$ 67.9	77%

Applied Technologies revenue for the year ended December 31, 2012 increased $36.6 million, or 66%, to $91.7 million from $55.1 million for the nine months ended December 31, 2011. The increase in revenue was driven by six additional months of contributions from Emer as we began consolidating Emer on July 1, 2011 and contributions from AFV since we began consolidating AFV in the fourth quarter of the prior year period.

On-Road Systems revenue for the year ended December 31, 2012 increased $16.8 million, or 81% from $20.8 million to $37.6 million. The increase in revenues was driven by increased shipments of first generation Westport™ HPDI system for the year ended December 31, 2012 compared to the nine months ended December 31, 2011, from the launch of the F-250/F-350 bi-fuel Super Duty truck in the United States and increased revenue generated from the Volvo V-70 bi-fuel CNG Wagon. On-Road Systems parts revenue for the twelve months ended December 31, 2012 increased $1.1 million to $3.4 million compared with $2.3 million for the nine months ended December 31, 2011.

Off-Road Systems revenue for the year ended December 31, 2012 increase $1.5 million or 94% from $1.6 million to $3.1 million. The increase is driven by increased shipments of Westport™ 2.4L industrial engines to forklift and oilfield customers.

Corporate and Technology Investments revenue for the year ended December 31, 2012 increased $13.0 million, or 127% from $10.2 million to $23.2 million. Included in the year ended December 31, 2012 was one-time license revenue of $8.0 million for the transfer of the proprietary know-how related to the HPDI technology and other fee payments of $1.4 million. We recognized $13.9 million under our development agreements for the twelve months ended December 31, 2012 compared with $10.2 million for the nine months ended December 31, 2011 due to the timing of delivering certain milestones during the periods. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the year ended December 31, 2012 increased $59.2 million, or 43% from $138.8 million to $198.0 million. CWI product revenue for the twelve months ended December 31, 2012 increased $47.2 million, or 41%, to $161.7 million on sales of 6,804 units compared to $114.5 million and 4,692 units for the nine months ended December 31, 2011, which was primarily attributed to higher sales volume of ISL G engines in the Americas and sales of engines in Asia and Latin America. CWI parts revenue for the twelve months ended December 31, 2012 was $36.3 million compared with $24.3 million for the nine months ended December 31, 2011. The number of engines in the field, their age and their reliability impact parts revenue each period.

WWI revenue for the year ended December 31, 2012 increased $187.2 million, or 220% from $84.9 million to $272.1 million. WWI shipped 22,025 units in 2012 compared with 6,680 units for the nine months ended December 31, 2011.

GROSS MARGIN

The following table presents gross margin by segment for the **year ended December 31, 2013** compared to the **year ended December 31, 2012**:

TABLE 15 »	12 MO. ENDED DEC. 31, 2013	% OF REVENUE	12 MO. ENDED DEC. 31, 2012	% OF REVENUE	CHANGE	
(expressed in millions of USD)						
Applied Technologies	$ 26.5	28.4%	$ 25.3	27.6%	$ 1.2	5%
On-Road Systems	(23.9)	-43.4%	4.1	10.9%	(28.0)	-683%
Off-Road Systems	0.4	12.1%	0.6	19.4%	(0.2)	-33%
Corporate & Tech. Investments	12.3	99.2%	23.2	100.0%	(10.9)	-47%
CWI	64.2	20.7%	61.4	31.0%	2.8	5%
WWI	37.3	8.0%	24.8	9.1%	12.5	50%
Total segment gross margin	$ 116.8	12.4%	$ 139.4	22.3%	$(22.6)	-16%
Less: Equity investees' gross margin	101.5	13.1%	86.2	18.3%	15.3	18%
Total consolidated gross margin	$ 15.3	9.3%	$ 53.2	34.2%	$ (37.9)	-71%

Applied Technologies gross margin increased $1.2 million to $26.5 million, or 28.4% of revenue, for the year ended December 31, 2013 compared to $25.3 million, or 27.6% of revenue for the year ended December 31, 2012. The increase in gross margin percentage is due to a change in product mix during the period and service revenue recorded at 100% gross margin.

On-Road Systems gross margin decreased $28.0 million to negative $23.9 million, or negative 43.4% of revenue from $4.1 million, or 10.9% of revenue for the year ended December 31, 2012. Gross margin for the year ended December 31, 2013 includes $26.3 million of warranty adjustment and inventory obsolescence provision. The incremental decrease in gross margin percentage was due to lower absorption of fixed overhead costs, product mix and negative warranty adjustments and inventory obsolescence provisions on the first generation Westport™ HPDI system during the period. Excluding this warranty adjustment and inventory provision, gross margin and gross margin percentage would have been $2.4 million, or 4.4%.

Corporate and Technology Investments gross margin decreased $10.9 million from $23.2 million to $12.3 million. The decrease is primarily driven by one-time license revenue of $8.0 million recognized in the prior year period. The gross margin percentage was 100% in both periods as Corporate and Technology Investments gross margin relates entirely to service revenue and revenue earned under our development agreements and other fee payments.

CWI gross margin increased $2.8 million to $64.2 million, or 20.7% of revenue from $61.4 million or 31.0% of revenue. CWI product margin and product gross margin percentage for the year ended December 31, 2013 were $42.7 million and 16.4%, respectively, compared to $46.5 million and 28.8%, respectively, for the year ended December 31, 2012. This decrease in CWI gross margin percentage was due primarily to an increase of $20.5 million in net warranty adjustments and net extended coverage claims and mix of sales compared to the year ended December 31, 2012. Warranty adjustments and net extended coverage claims totaling $36.8 million were recorded in the year ended December 31, 2013. Excluding the warranty related impact, CWI gross margin percentage would have been 32.5%. CWI parts gross margin percentage was 43.5% for the year ended December 31, 2013 compared to 41.3% for the year ended December 31, 2012.

WWI gross margin increased $12.5 million to $37.3 million, or 8.0% of revenue from $24.8 million or 9.1% of revenue. The decrease in gross margin percentage related primarily to product mix and product pricing which remains discounted as WWI penetrates new markets and builds market share.

The following table presents gross margin by segment for the **twelve months ended December 31, 2012** compared to **nine months ended December 31, 2011**:

TABLE 16 »	12 MO. ENDED DEC. 31, 2012	% OF REVENUE	9 MO. ENDED DEC. 31, 2011	% OF REVENUE	CHANGE	
(expressed in millions of USD)						
Applied Technologies	$ 25.3	27.6%	$ 11.1	20.1%	$ 14.2	128%
On-Road Systems	4.1	10.9%	(0.7)	-3.4%	4.8	-686%
Off-Road Systems	0.6	19.4%	-	0.0%	0.6	n/a
Corporate & Tech. Investments	23.2	100.0%	10.2	100.0%	13.0	127%
CWI	61.4	31.0%	60.0	43.2%	1.4	2%
WWI	24.8	9.1%	9.3	11.0%	15.5	167%
Total segment gross margin	$ 139.4	22.3%	$ 89.9	28.9%	$ 49.5	55%
Less: Equity investees' gross margin	86.2	18.3%	69.3	31.0%	16.9	24%
Total consolidated gross margin	$ 53.2	34.2%	$ 20.6	23.5%	$ 32.6	158%

Applied Technologies gross margin increased $14.2 million to $25.3 million, or 27.6% of revenue, for the year ended December 31, 2012 compared to $11.1 million, or 20.1% of revenue for the nine months ended December 31, 2011. The increase in gross margin percentage is due to contributions from Emer representing a higher proportion of the revenue, and we consolidated Emer for twelve months in 2012 versus six months in the comparative period. Emer has a higher gross margin percentage relative to OMVL due to customer mix and economies of scale.

On-Road Systems gross margin increased $4.8 million to $4.1 million, or 10.9% of revenue, from negative $0.7 million, or negative 3.4% of revenue, for the nine months ended December 31, 2011. The increase in gross margin percentage was due primarily to business mix with the launch of the WING System as well as launch customer pricing on the first generation Westport™ HPDI system, and materials variance on certain shipments during the nine month period ended December 31, 2011.

Corporate and Technology Investments gross margin increased $13.0 million from $10.2 million to $23.2 million. The increase is primarily driven by one-time license revenue of $8.0 million and other fee payments of $1.4 million recognized for the twelve months ended December 31, 2012. The gross margin percentage was 100% in both periods as Corporate gross margin relates entirely to license revenue and revenue earned under our development agreements.

CWI gross margin increased $1.4 million to $61.4 million, or 31.0% of revenue, from $60.0 million or 43.2% of revenue. CWI product margin and product gross margin percentage for the twelve months ended December 31, 2012 were $46.5 million and 28.8%, respectively, compared to $51.0 million and 44.5%, respectively, for the nine months ended December 31, 2011. This decrease in gross margin percentage was due primarily to warranty adjustments and net extended coverage claims totaling $16.3 million recorded in the year ended December 31, 2012. Excluding these warranty related adjustments, CWI's gross margin percentage would have been 39.2%. CWI parts gross margin percentage was 41.3% for the twelve months ended December 31, 2012 compared to 37.0% for the nine months ended December 31, 2011.

WWI gross margin increased $15.5 million to $24.8 million, or 9.1% of revenue, from $9.3 million, or 11.0% of revenue. The decrease in gross margin percentage related primarily to business mix with a high proportion of engine sales at a lower range of engine displacement.

RESEARCH AND DEVELOPMENT EXPENSES

The following table presents details of research and development ("**R&D**") expense by segment for the **year ended December 31, 2013** compared to **year ended December 31, 2012**:

TABLE 17 »				
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	CHANGE	
Applied Technologies	$ 5.6	$ 3.1	$ 2.5	81%
On-Road Systems	15.2	24.6	(9.4)	-38%
Off-Road Systems	2.2	3.5	(1.3)	-37%
Corporate & Tech. Investments	68.1	42.0	26.1	62%
Total research and development	$ 91.1	$ 73.2	$ 17.9	24%

Applied Technologies R&D expenses increased $2.5 million primarily related to new product development programs.

On-Road Systems R&D expenses decreased $9.4 million primarily due to costs incurred in the prior year for the launch of the WiNG System on the F-250/F-350 bi-fuel Super Duty trucks offset by increased costs from recording expenses relating to BAF and ServoTech since the acquisition occurred on June 28, 2013.

Off-Road Systems R&D expenses decreased $1.3 million from $3.5 million in the prior year to $2.2 million for the year ended December 31, 2013. In the current year period, expenses relate to costs to support and manage the development of the business and the Off-Road programs.

Corporate and Technology Investments research and development expenses increased $26.1 million from $42.0 million to $68.1 million primarily driven by increases in our investment in new and existing development programs.

The following table presents details of R&D expense by segment for the **twelve months ended December 31, 2012** compared to **nine months ended December 31, 2011**:

TABLE 18 »				
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011	CHANGE	
Applied Technologies	$ 3.1	$ 2.5	$ 0.6	24%
On-Road Systems	24.6	16.0	8.6	54%
Off-Road Systems	3.5	2.1	1.4	67%
Corporate & Tech. Investments	42.0	16.0	26.0	163%
Total research and development	$ 73.2	$ 36.6	$ 36.6	100%

Applied Technologies R&D expenses increased $0.6 million primarily due to the consolidation of Emer for twelve months compared with six months in the comparative period.

On-Road Systems R&D expenses increased $8.6 million primarily due to efforts to expand product offerings to OEMs to include the launch of the F-250/F-350 bi-fuel Super Duty truck and from recording expenses relating to our operation in Sweden relating to Volvo bi-fuel cars for twelve months compared with two months in 2011.

Off-Road Systems R&D expenses increased $1.4 million from $2.1 million in 2011 to $3.5 million in the year ended December 31, 2012 due to the additional three months in comparing the twelve month period to the nine month period.

Corporate and Technology Investments R&D expenses increased $26.0 million from $16.0 million to $42.0 million driven by increases in investment under our development agreements and new investment programs and by the additional three months in comparing the twelve month period to the nine month period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following table presents details of Selling, General and Administrative ("**SG&A**") expense by segment for the **year ended December 31, 2013** compared to **year ended December 31, 2012**:

TABLE 19	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	CHANGE	
(expressed in millions of USD)				
Applied Technologies	$ 14.3	$ 12.4	$ 1.9	15%
On-Road Systems	20.8	20.3	0.5	2%
Off-Road Systems	12.4	10.7	1.7	16%
Corporate & Tech. Investments	27.7	31.5	(3.8)	-12%
Total selling, general and administrative	$ 75.2	$ 74.9	$ 0.3	0%

Applied Technologies SG&A expenses increased $1.9 million due to increase in salaries and benefits, costs related to our Australian facility and sales and marketing activities.

On-Road Systems SG&A expenses increased $0.5 million due to higher facilities and office expenses related to our Detroit and Kentucky facilities, sales and marketing associated with the F-250/F-350 bi-fuel Super Duty trucks and increased costs from recording expenses relating to BAF and ServoTech since the acquisition occurred on June 28, 2013.

Off-Road Systems SG&A expenses increased $1.7 million related to increased business development activities and management of the Off-Road programs.

Corporate and Technology Investments SG&A expenses decreased $3.8 million primarily due to reduction in headcount and related expenses and professional service fees incurred in the prior year period.

The following table presents details of SG&A expense by segment for the **twelve months ended December 31, 2012** compared to **nine months ended December 31, 2011**:

TABLE 20	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011	CHANGE	
(expressed in millions of USD)				
Applied Technologies	$ 12.4	$ 7.7	$ 4.7	61%
On-Road Systems	20.3	10.7	9.6	90%
Off-Road Systems	10.7	2.3	8.4	365%
Corporate & Tech. Investments	31.5	17.3	14.2	82%
Total selling, general and administrative	$ 74.9	$ 38.0	$ 36.9	97%

Applied Technologies SG&A expenses increased $4.7 million due to the comparison of a twelve month period against a nine month prior period and the acquisition of Emer, which resulted in a year's of expenses recognized in 2012 compared with six months of expenses in the comparative period, since the acquisition occurred on July 1, 2011.

On-Road Systems SG&A expenses increased $9.6 million due to the comparison of a twelve month period against a nine month prior period and increased expenses due to the launch of the F-Series Super Duty products, increased field support expenses related to the first generation Westport™ HPDI system due to higher volumes, more units in the field and the costs related to running our Sweden operations for a full year versus two months in the comparative period.

Off-Road Systems SG&A expenses increased $8.4 million due to market development initiatives for Off-Road applications and OEM activities in China.

Corporate and Technology Investments SG&A expenses increased $14.2 million primarily due to an increase in salaries and benefits related to higher headcount to support new programs and global market development efforts, higher professional services and facilities costs and by the additional three months in comparing the twelve month period to the nine month period.

UNCONSOLIDATED JOINT VENTURE OPERATING EXPENSES

The following table presents details of the operating expense of our joint ventures for the **year ended December 31, 2013** compared to **year ended December 31, 2012**:

TABLE 21 »				
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	CHANGE	
Cummins Westport	$ 40.7	$ 26.1	$ 14.6	56%
Weichai Westport	22.8	15.0	7.8	52%
Total JV operating expenses	$ 63.5	$ 41.1	22.4	55%

CWI operating expenses were $40.7 million for the year ended December 31, 2013 compared with $26.1 million for the year ended December 31, 2012. The $14.6 million increase was primarily driven by research and development expenses related to ISX12 G and ISB6.7 G programs, as well as reliability improvements for current products.

WWI operating expenses were $22.8 million for the year ended December 31, 2013 compared with $15.0 million for the year ended December 31, 2011. The increase relates primarily to higher product development costs and increased salary, facilities and support costs associated with rapid growth in the prior year period.

The following table presents details of the operating expense of our joint ventures for the **twelve months ended December 31, 2012** compared to **nine months ended December 31, 2011**:

TABLE 22 »				
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	CHANGE	
Cummins Westport	$ 26.1	$ 17.2	$ 8.9	52%
Weichai Westport	15.0	4.5	10.5	233%
Total JV operating expenses	$ 41.1	$ 21.7	19.4	89%

CWI operating expenses were $26.1 million for the twelve months ended December 31, 2012 compared with $17.2 million for the nine months ended December 31, 2011. The $8.9 million increase was primarily due to the additional three months in comparing the twelve month period to the nine month period, higher material and salary related costs associated with product development and an increase in policy expense, market development support and travel expenditures.

WWI operating expenses were $15.0 million for the twelve months ended December 31, 2012 compared with $4.5 million for the nine months ended December 31, 2011. The increase relates primarily to higher product development costs and increased salary, facilities and support costs associated with rapid growth.

FOREIGN EXCHANGE GAINS AND LOSSES

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2013, we recognized a net foreign exchange gain of $15.2 million with the movement in the Canadian dollar relative to the U.S. dollar. A majority of the foreign exchange loss for the year ended December 31, 2013 is unrealized.

For the year ended December 31, 2012, we recognized a net foreign exchange loss of $1.2 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange gain of $2.1 million for the nine months ended December 31, 2011.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization for the year ended December 31, 2013 was $16.3 million compared to $11.4 million for the year ended December 31, 2012 and $6.2 million for the nine months ended December 31, 2011. The increases primarily related to depreciation of property and equipment purchases and the in-tangible assets acquired in the BAF, Emer and AFV acquisitions.

INCOME FROM INVESTMENT ACCOUNTED FOR BY THE EQUITY METHOD

Income from investment accounted for by the equity method primarily relates to our 50% interest in CWI and our 35% interest in WWI.

TABLE 23			
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Cummins Westport—50% interest	$ 9.4	$ 13.2	$ 13.0
Weichai Westport—35% interest	4.3	2.9	1.4
Other	(0.3)	0.1	0.1
Income from investment accounted for by the equity method	$ 13.4	$ 16.2	$ 14.5

INTEREST ON LONG-TERM DEBT AND AMORTIZATION OF DISCOUNT EXPENSE

Interest on long-term debt and amortization of discount expense primarily relates to our CDN$ debentures, amortization of deferred financing charges and interest on our senior financing facilities.

TABLE 24			
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
CDN debentures—9% per annum	$ 3.1	$ 3.3	$ 1.9
Senior financing facilities	1.0	1.3	0.8
Amortization of discount and non cash interest expense	0.7	0.8	0.3
Total interest on long-term debt	$ 4.8	$ 5.4	$ 3.0

Interest on long-term debt for the year ended December 31, 2013 of $4.8 million is lower compared to the year ended December 31, 2012 due to lower amortization of discount and non cash interest expense.

Interest on long-term debt for the twelve months ended December 31, 2012 of $5.4 million is higher compared to the nine months ended December 31, 2011 due to the additional three months interest expense and amortization of deferred financing costs on the CDN $36.0 million debentures issued on September 30, 2011 in comparing the twelve month period to the nine month period.

INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2013 was $0.9 million compared to an income tax expense of $1.7 million for the year ended December 31, 2012 and an income tax recovery of $1.2 million for the nine months ended December 31, 2011.

The decrease for the year ended December 31, 2013 primarily relates to lower distributable earnings from our investment in CWI and a recovery of deferred income tax liability relating to the goodwill impairment charge. The increase in income tax expense for the twelve months ended December 31, 2012 compared to the nine months ended December 31, 2011 primarily relates to higher distributable earnings from our investment in CWI and higher taxable income in Emer and OMVL.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at December 31, 2013, our cash, cash equivalents and short-term investment position was $210.6 million, a decrease of $5.3 million from $215.9 million at December 31, 2012. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers' acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the year ended December 31, 2013, our cash used in operations was $116.8 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $135.9 million. Changes in non-cash working capital resulted in an increase of $19.1 million. The $19.1 million change in working capital was impacted by increases in accounts receivable of $12.3 million, warranty liability of $22.6 million and deferred revenue of $5.2 million, offset by decreases in accounts payable and accrued liabilities of $2.1 million, inventory of $5.2 million and prepaid expenses of $0.5 million. Cash used in investing activities included purchase of fixed assets of $26.5 million, net purchase of short-term investments of $5.8 million, offset by $8.3 million in dividends received from joint ventures and $1.2 million in cash acquired as result of the BAF acquisition. Cash provided by financing activities included $147.3 million, net of share issuance costs, raised in a public share offering and $0.7 million in shares issued for stock option exercises, offset by repayment of a portion of the long-term debt within Emer of $3.7 million and repayment of amount payable to the sellers of OMVL of $9.9 million.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On February 27, 2012, the Company issued a total of 6,325,000 Common Shares at a price of $43.25 per share for gross proceeds of $273.6 million. The net proceeds of $265.4 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on industrial and automotive, and On-Road and Off-Road applications and capital expenditures including new test facilities.

Our cash position at December 31, 2013 includes cash generated from several other sources, including product revenue, parts revenue and service and other revenue. Therefore, our cash position is net of expenditures related to the use of proceeds disclosed in the public offering. To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

TABLE 25 »	ESTIMATED USE OF PROCEEDS AT TIME OF PUBLIC OFFERING	ESTIMATE OF PROCEEDS USED DURING THE		
(expressed in millions of USD)		YEAR ENDED DEC. 31, 2013	YEAR ENDED DEC. 31, 2012	INCEPTION TO DATE
Off-Road Applications (formerly HHP Applications)	$ 50.0 – 100.0	$ 12.8	$ 6.5	$ 19.3
Capital Expenditures	30.0 – 50.0	7.2	14.2	21.4
Geographic Expansion (formerly HD business units)	20.0 – 40.0	36.6	37.0	73.6
Geographic Expansion (formerly LD business units)	20.0 – 40.0	27.4	29.5	56.9
General Corporate Purposes	36.3 – 146.3	55.5	28.1	83.6
	$ 266.3	$ 139.5	$ 115.3	$ 254.8

On October 1, 2013, the Company issued 6,000,000 Common Shares at a price of $25.39 USD per share for gross proceeds of $152.3 million. The net proceeds of $147.3 million (net of share issuance costs of $5.1 million) will be used for the development of a direct injection natural gas system for multiple automotive OEMs, an off-road and marine engine development program, the development of natural gas products with truck and engine OEMs, the establishment of dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production of proprietary natural gas engine fuel injection equipment and vehicle fuel storage components, and for general corporate purposes, including working capital requirements. We expect to use the offering as follows:

TABLE 26 »	ESTIMATED USE OF PROCEEDS AT TIME OF PUBLIC OFFERING
(expressed in millions of U.S. dollars)	
Corporate and technology development of a direct injection natural gas system	$ 20.0 – 40.0
Off-Road and marine engine development program	$ 20.0 – 40.0
Corporate and technology development of natural gas products (HPDI, spark ignited tech)	$ 30.0 – 70.0
Off-Road HD commercial applications	$ 40.0 – 50.0
General corporate purposes	$ 0 – 38.2
	$ 148.2

To date, we have not made any material expenditure related to the use of proceeds disclosed in the public offering.

Westport's capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This "Capital Requirements, Resources and Liquidity" section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the "Forward Looking Statements" and "Basis of Presentation" sections of this MD&A, which discusses forward-looking statements and the "Business Risks and Uncertainties" section of this MD&A and of our AIF.

SHARES OUTSTANDING

For the years ended December 31, 2013, December 31, 2012 and nine months ended December 31, 2011, the weighted average number of shares used in calculating the loss per share was 57,633,190, 54,072,513 and 47,933,348, respectively. During the year ended December 31, 2013, we granted 742,140 RSUs and PSUs (together the "**Share Units**"), including 61,424 Phantom Share Units relating to our long-term incentive programs. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

TABLE 27	DECEMBER 31, 2013		FEBRUARY 25, 2014	
	SHARES	WAEP*	SHARES	WAEP*
Shares outstanding	62,733,762		62,792,288	
Share options[1]				
Outstanding[2]	738,743	$ 29.81	728,465	$ 29.76
Exercisable	283,505	$ 23.40	504,469	$ 28.48
Share units[1]				
Outstanding[3]	1,149,139	n/a	1,815,314	n/a
Exercisable	224,638	n/a	223,538	n/a

*   weighted average exercise price (CDN$)

(1) As at December 31, 2013, excludes 77,707 and 51,452 (February 25, 2014 – 77,707 and 93,149) of phantom stock options and Phantom Share Units, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares.

(2) As at December 31, 2013 and February 25, 2014, includes 143,991 performance stock options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.

(3) As at December 31, 2013, includes 564,496 (February 25, 2014 – 895,288) PSUs with payout levels ranging between 0% to 200% upon achieving the required performance criteria over the measurement period. Of these 564,496 and 895,288 PSUs a total of 56,341 are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DEC. 31, 2013

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

Table 28 provides summary unaudited consolidated financial data for our last eight quarters.

THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

Our consolidated revenue for the three months ended December 31, 2013 was $52.6 million, an increase of $12.7 million, or 31.8%, from $39.9 million for the three months ended December 31, 2012. On-Road Systems generated higher revenue due to launch of Westport iCE PACK in the fourth quarter of 2013, increased sales of the WiNG System and of the first generation Westport™ HPDI system, and revenue generated from BAF. This increase in revenue was offset by a decrease in Corporate and Technology Investments revenue due to higher service revenue earned under our development agreements in the prior year period.

Our consolidated net loss for the three months ended December 31, 2013 was $89.5 million, or a loss of $1.42 per diluted share, compared to a net loss of $37.6 million, or a loss of $0.68 per diluted share, for the three months ended December 31, 2012.

Included in our net loss for the three months ended December 31, 2013 are charges of $35.0 million in goodwill impairment, $21.4 million in warranty provision charges related to first generation Westport™ HPDI system, $4.9 million in inventory obsolescence, $4.8 million on loss on disposal of assets, $1.7 million in intangible impairment offset by $10.1 million net foreign exchange gains attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding the impact of the charges and net foreign exchange gain, our net loss and net loss per share was $31.8 million and $0.51, respectively.

TABLE 28

(expressed in millions of USD except for per share amounts) THREE MONTHS ENDED:	2012				2013			
	MAR. 31	JUN. 30	SEP. 30	DEC. 31	MAR. 31	JUN. 30	SEP. 30	DEC. 31
Product revenue	$ 35.3	$ 34.3	$ 28.3	$ 31.0	$ 27.3	$ 32.5	$ 33.0	$ 41.4
Parts revenue	0.7	0.7	1.0	1.1	1.3	1.1	3.7	7.7
Service and other revenue	-	14.1	1.4	7.8	1.4	1.3	9.8	3.5
Total revenue	36.0	49.1	30.7	39.9	30.0	34.9	46.5	52.6
Cost of products and parts revenue	27.1	26.0	22.9	26.5	22.0	26.6	30.5	69.6
Gross margin	8.9	23.1	7.8	13.3	8.0	8.3	16.0	(17.0)
Gross margin percentage	24.7%	47.0%	25.4%	33.3%	26.7%	23.8%	34.4%	-32.3%
Net loss for the period	$ (22.6)	$ (6.1)	$ (32.5)	$ (37.6)	$ (31.8)	$ (33.9)	$ (30.2)	$ (89.5)
Loss per share								
Basic and diluted[1]	$ (0.44)	$ (0.11)	$ (0.59)	$ (0.68)	$ (0.57)	$ (0.61)	$ (0.53)	$ (1.42)
Income from unconsolidated joint ventures								
CWI net income attributable to the Company	4.8	3.6	3.6	1.2	0.8	3.3	2.5	2.8
WWI net income attributable to the Company	0.6	1.1	0.7	0.5	1.0	1.3	1.3	0.7

(1) Fully diluted loss per share is not materially different as the effect of stock options, restricted share units and performance share units would be anti-dilutive.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

TABLE 29

	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	<1 YEAR	1—3 YEARS	4—5 YEARS	>5 YEARS
Accounts payable and accrued liabilities	53.5	53.5	53.5	-	-	-
Unsecured subordinated debentures[1]	33.8	36.9	36.9	-	-	-
Senior financing[2]	15.9	17.2	4.7	10.0	2.5	-
Senior revolving financing[3]	13.8	14.2	14.2	-	-	-
Other bank financing	0.4	0.4	0.4	-	-	-
Other long-term debt	2.1	2.1	0.7	0.9	0.5	-
Operating lease commitments	-	84.1	4.6	10.7	11.5	57.3
Royalty payments[4]	1.3	20.1	1.3	2.5	2.5	13.8
	$ 120.8	$ 228.5	$ 116.3	$ 24.1	$ 17.0	$ 71.1

(1) includes interest at 9%

(2) includes interest at 2.8%, the rate in effect at December 31, 2013

(3) includes interest at 2.8%, the rate in effect at December 31, 2013

(4) From fiscal 2011 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,269 (CDN$1,350) or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds CDN$13,500 in any aforementioned fiscal year, up to a maximum of $26,514 (CDN$28,189). The Company has assumed the minimum required payments.

CONTRACTUAL COMMITMENTS

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.07% to 7.32%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

SHORT-TERM DEBT

The senior financing agreement of $15.9 million bears interest at the 6-month Euribor plus 2.5% with semi-annual principal and interest payments. The senior revolving facility of $13.8 million bears interest at the 6-month Euribor plus 2.5% and will be repaid through two principal repayments of $6.9 million on March 31, 2016 and October 2, 2017.

On July 2, 2010, we acquired OMVL and portion of the purchase price amounting to $9.9 million (€7.6 million) was payable on the third anniversary of the closing date. The amount was fully repaid on July 1, 2013.

SUBORDINATED DEBENTURE NOTES

On September 23, 2011, we raised CDN $36.0 million through the issuance of debentures. The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012. We paid to Macquarie Private Wealth Inc. a cash commission equal to 3.85% of the gross proceeds of the offering.

ROYALTY PAYMENTS

Royalty payments include annual royalties payable to Industry Canada's Industrial Technologies Office ("ITO") as outlined in "Government Funding" below.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

GOVERNMENT FUNDING

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $0.6 million in government funding during the year ended December 31, 2013 compared with $0.8 million for the year ended December 31, 2012 and $0.6 million for the nine months ended December 31, 2011.

Under certain repayment terms, we are obligated to repay royalties as follows:

TABLE 30	INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	DEPARTMENT OF NATURAL RESOURCES CANADA
Description	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport technology to diesel engines, up to CDN$18.9 million.	Funded CDN$1.0 million for demonstration of low emissions natural gas power generator in Grande Prairie, Alberta.
Royalties	Annual royalties equal to the greater of CDN$1.35 million or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed CDN$13.5 million.	1% of revenues from future sales of natural gas engines for power generators.
Term	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total CDN$28.2 million.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total CDN$1.0 million.

For the year ended December 31, 2013, royalties of $1.3 million (CDN $1.4 million) relating to ITO were paid and an additional $1.3 million (CDN $1.4 million) was accrued during the year. Cumulative royalties paid relating to ITO as at December 31, 2013 total CDN $6.8 million.

RELATED PARTY TRANSACTIONS

As part of our joint venture agreement, we engage in transactions with CWI.

As at December 31, 2013, net amounts due from CWI total $3,621 (2012 – $2,127). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

TABLE 31 (expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Research and development	$ 178	$ 160	$ 148
General and administrative	1,351	2,621	338
Sales and marketing	4,725	3,683	2,598
	$ 6,254	$ 6,464	$ 3,084

During the year ended December 31, 2013, interest of $nil (year ended December 31, 2012 – $114; nine months ended December 31, 2011 – $116) was paid to CWI.

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on SEDAR.COM and SEC.GOV. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2013 under the heading "Risk Factors" and is available on SEDAR at SEDAR.COM.



NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

TABLE 32			
(expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Cash flow from operations			
Net loss for the year	$ (185.4)	$ (98.8)	$ (45.8)
Items not involving cash			
Depreciation and amortization	16.3	11.4	6.2
Stock-based compensation expense	14.3	12.5	6.2
Unrealized foreign exchange (gain) loss	(15.2)	1.2	(2.1)
Deferred income tax recovery	(0.5)	(0.4)	(2.2)
Income from investment accounted for by the equity method	(13.4)	(16.2)	(14.5)
Accretion of long-term debt	1.6	2.1	1.0
Loss of disposal of assets	4.8	-	-
Inventory obsolescence	4.9	-	-
Intangible impairment	1.7	-	-
Goodwill impairment	35.0	-	-
Other	-	0.3	0.7
Cash flows from operations before changes in non-cash operating working capital	$ (135.9)	$ (87.9)	$ (50.5)

MANAGEMENT'S REPORT TO SHAREHOLDERS

The consolidated financial statements presented here have been prepared by management in accordance with generally accepted accounting principles in the United States. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility.

The company has implemented a system of internal accounting and administrative controls in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded, and financial records are properly maintained to provide accurate and reliable financial statements.

The Board of Directors, through its Audit Committee, oversees management's responsibility for financial reporting and internal control. The Audit Committee is comprised of six directors who are not involved in the daily operations of the Company.

The duties of the Audit Committee include the review of the system of internal controls and of any relevant accounting, auditing and financial matters. The Audit Committee meets on a regular basis with management and the Company's independent auditors to ensure itself that its duties have been properly discharged. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

David R. Demers,
Chief Executive Officer
February 25, 2014

Bill E. Larkin,
Chief Financial Officer
February 25, 2014

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 2013 and December 31, 2012 and the nine-month period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Westport Innovations Inc. as at December 31, 2013 and December 31, 2012 and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012 and for the nine-month period ended December 31, 2011, in accordance with U.S. generally accepted accounting principles.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Westport Innovations Inc.'s internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("**COSO**"), and our report dated February 25, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of Westport Innovations Inc.'s internal control over financial reporting.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Westport Innovations Inc.

We have audited Westport Innovations Inc.'s ("**the Company**") internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("**COSO**"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made

only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired BAF Technologies Inc. during the year ended December 31, 2013, and management excluded from its assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2013 BAF Technologies Inc.'s internal controls over financial reporting associated with assets representing 7% of consolidated total assets and revenues representing 10% of consolidated total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2013. Our audit of internal control over financial reporting of the Company also excludes an evaluation of internal controls over financial reporting of BAF Technologies Inc.

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of Public Company Accounting Oversight Board (United States). Our report dated February 25, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 25, 2014

CONSOLIDATED BALANCE SHEETS

expressed in thousands of United States dollars, except share amounts **»** See accompanying notes to consolidated financial statements.

	DEC. 31, 2013	DEC. 31, 2012
ASSETS		
Current assets		
Cash and cash equivalents	$ 178,513	$ 188,958
Short-term investments	32,091	26,902
Accounts receivable [NOTE 5]	59,315	44,189
Inventories [NOTE 6]	40,626	44,946
Prepaid expenses	6,072	6,641
Current portion of deferred income tax assets [NOTE 20(B)]	3,109	7,183
	319,726	318,819
Long-term investments [NOTE 7]	22,128	19,118
Other assets	2,245	1,852
Property, plant and equipment [NOTE 9]	67,349	58,194
Intangible assets [NOTE 10]	38,344	35,215
Deferred income tax assets [NOTE 20(B)]	379	-
Goodwill [NOTE 11]	41,500	56,879
	$ 491,671	$ 490,077
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities [NOTE 12]	$ 54,792	$ 48,509
Current portion of deferred revenue	6,727	1,254
Current portion of deferred income tax liabilities [NOTE 20(B)]	468	65
Current portion of long-term debt [NOTE 13]	53,025	28,566
Current portion of warranty liability [NOTE 14]	9,955	2,072
	124,967	80,466
Warranty liability [NOTE 14]	18,890	4,308
Long-term debt [NOTE 13]	12,988	52,156
Deferred revenue	4,580	5,215
Deferred income tax liabilities [NOTE 20(B)]	4,903	9,245
Other long-term liabilities [NOTE 15]	2,441	2,606
	168,769	153,996
Shareholders' Equity		
Share capital [NOTE 17]:		
Authorized:		
Unlimited common shares, no par value		
Unlimited preferred shares in series, no par value		
Issued:		
62,733,762 (2012 - 55,294,091) common shares	916,497	733,385
Other equity instruments	13,834	9,228
Additional paid in capital	8,205	6,384
Accumulated deficit	(615,342)	(429,932)
Accumulated other comprehensive income	(292)	17,016
	322,902	336,081
Commitments and contingencies [NOTE 16] [NOTE 23]		
	$491,671	$490,077

Approved on behalf of the Board:

Douglas R. King, Director   **John A. Beaulieu**, Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

expressed in thousands of United States dollars, except share and per share amounts » See accompanying notes to consolidated financial statements.

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Product revenue	$ 134,171	$ 128,914	$ 75,164
Parts revenue	13,830	3,468	2,351
Service and other revenue [NOTE 22]	16,031	23,244	10,181
	164,032	155,626	87,696
Cost of revenue and expenses			
Cost of product and parts revenue	148,690	102,486	67,093
Research and development [NOTE 18(D)] [NOTE 19]	91,132	73,198	36,574
General and administrative [NOTE 18(D)]	46,475	44,811	22,738
Sales and marketing [NOTE 18(D)]	28,707	30,112	15,302
Foreign exchange (gain) loss	(15,168)	1,185	(2,053)
Depreciation and amortization	16,288	11,395	6,200
Bank charges, interest and other	595	737	917
Loss on disposal of assets	4,838	-	-
Intangible impairment [NOTE 10]	1,721	-	-
Goodwill impairment [NOTE 11]	34,964	-	-
	358,242	263,924	146,771
Loss before undernoted	(194,210)	(108,298)	(59,075)
Income from investment accounted for by the equity method	13,444	16,190	14,458
Interest on long-term debt and amortization of discount	(4,789)	(5,354)	(2,998)
Interest and other income	1,018	426	661
Loss before income taxes	(184,537)	(97,036)	(46,954)
Income tax recovery (expense) [NOTE 20]			
Current	1,414	2,147	1,028
Deferred	(541)	(409)	(2,188)
	873	1,738	(1,160)
Net loss for the period	$ (185,410)	$ (98,774)	$ (45,794)
Other comprehensive income (loss)			
Cumulative translation adjustment	(17,308)	3,745	(12,370)
Comprehensive loss	$ (202,718)	$ (95,029)	$ (58,164)
Loss per share			
Basic and diluted	$ (3.22)	$ (1.83)	$ (0.96)
Weighted average common shares outstanding			
Basic and diluted	57,633,190	54,072,513	47,933,348

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

expressed in thousands of United States dollars, except share amounts **»** See accompanying notes to consolidated financial statements.

	COMMON SHARES OUTSTANDING	SHARE CAPITAL	OTHER EQUITY INSTRUMENTS	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY
Balance, March 31, 2011	46,972,304	$ 430,608	$ 4,205	$ 5,141	$ (284,509)	$ 25,641	181,086
Issue of common shares on exercise of stock options	225,845	2,810	-	(994)	-	-	1,816
Issue of common shares on exercise of performance share units	391,612	3,799	(3,799)	-	-	-	-
Issue of common shares in connection with acquisitions	915,021	23,052	-	-	-	-	23,052
Cancellation of common shares	(49,181)	(403)	-	-	(855)	-	(1,258)
Stock-based compensation	-	-	5,706	352	-	-	6,058
Net loss for the period	-	-	-	-	(45,794)	-	(45,794)
Other comprehensive loss	-	-	-	-	-	(12,370)	(12,370)
Balance, December 31, 2011	48,455,601	$ 459,866	$ 6,112	$ 4,499	$ (331,158)	$ 13,271	$ 152,590
Issue of common shares on exercise of stock options	93,044	1,492	-	(523)	-	-	969
Issue of common shares on exercise of performance share units	420,446	6,597	(6,597)	-	-	-	-
Issue of common shares on public offering	6,325,000	273,556	-	-	-	-	273,556
Share issue costs	-	(8,126)	-	-	-	-	(8,126)
Stock-based compensation	-	-	9,713	2,408	-	-	12,121
Net loss for the year	-	-	-	-	(98,774)	-	(98,774)
Other comprehensive income	-	-	-	-	-	3,745	3,745
Balance, December 31, 2012	55,294,091	$ 733,385	$ 9,228	$ 6,384	$ (429,932)	$ 17,016	$ 336,081
Issue of common shares on exercise of stock options	111,986	1,147	-	(406)	-	-	741
Issue of common shares on exercise of performance share units	609,200	10,599	(10,599)	-	-	-	-
Issue of common shares in connection with acquisition	718,485	24,091	-	-	-	-	24,091
Acquisition to be settled by issuance of common shares	-	-	3,285	-	-	-	3,285
Issue of common shares on public offering	6,000,000	152,340	-	-	-	-	152,340
Share issue costs	-	(5,065)	-	-	-	-	(5,065)
Stock-based compensation	-	-	11,920	2,227	-	-	14,147
Net loss for the year	-	-	-	-	(185,410)	-	(185,410)
Other comprehensive loss	-	-	-	-	-	(17,308)	(17,308)
Balance, December 31, 2013	62,733,762	$ 916,497	$ 13,834	$ 8,205	$ (615,342)	$ (292)	$ 322,902

CONSOLIDATED STATEMENTS OF CASH FLOWS

expressed in thousands of United States dollars » See accompanying notes to consolidated financial statements.

		12 MO. ENDED DEC. 31, 2013		12 MO. ENDED DEC. 31, 2012		9 MO. ENDED DEC. 31, 2011

Cash Flows from operating activities

Loss for the period	$	(185,410)	$	(98,774)	$	(45,794)
Items not involving cash:						
Depreciation and amortization		16,288		11,395		6,200
Stock-based compensation expense		14,283		12,468		6,179
Unrealized foreign exchange gain		(15,168)		1,185		(2,053)
Deferred income tax expense (recovery)		(541)		(409)		(2,188)
Income from investments accounted for by the equity method		(13,444)		(16,190)		(14,458)
Accretion of long-term debt		1,643		2,094		1,016
Loss on disposal of assets		4,838		-		-
Inventory obsolescence and write-downs		4,925		-		-
Intangible impairment		1,721		-		-
Goodwill impairment		34,964		-		-
Other		(37)		340		607
Changes in non-cash operating working capital						
Accounts receivable		(12,289)		6,733		(14,598)
Inventories		5,179		(7,920)		(2,051)
Prepaid expenses		513		179		(4,649)
Accounts payable and accrued liabilities		(2,064)		(742)		(857)
Deferred revenue		5,208		3,115		1,561
Warranty liability		22,602		1,979		2,751
		(116,789)		(84,547)		(68,334)

Cash flows from investing activities

Purchase of property, plant and equipment		(26,450)		(30,363)		(13,123)
Purchase of intangible assets		-		(989)		(123)
(Purchase) sale of short-term investments, net		(5,771)		(22,520)		26,621
Repayment on loan receivable		-		2,494		-
Increase in loan payable		-		2,450		29,080
Repayment of loan payable		-		(21,840)		(23,840)
Acquisitions, net of acquired cash [NOTE 4]		1,178		(1,125)		(9,084)
Investment in equity interest [NOTE 7(A)]		-		-		(955)
Dividends received from joint venture		8,287		22,600		10,000
		(22,756)		(49,293)		18,576

Cash flows from financing activities

Increase in operating lines of credit		-		4,245		-
Repayment on operating lines of credit		(3,731)		(3,118)		(3,240)
Repayment of long-term debt		(9,947)		(6,725)		(53,278)
Issuance of subordinated debenture notes		-		-		34,345
Finance costs incurred		-		-		(1,392)
Proceeds from stock options exercised		741		969		1,816
Shares issued for cash		152,340		273,556		-
Share issuance costs		(5,065)		(8,126)		-
		134,338		260,801		(21,749)
Effect of foreign exchange on cash and cash equivalents		(5,238)		(1,288)		3,259
(Decrease) increase in cash and cash equivalents		(10,445)		125,673		(68,248)
Cash and cash equivalents, beginning of period		188,958		63,285		131,533
Cash and cash equivalents, end of period	$	178,513	$	188,958	$	63,285

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

expressed in thousands of United States dollars » See accompanying notes to consolidated financial statements.

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Supplementary information			
Interest paid	$ 3,911	$ 3,532	$ 1,349
Taxes paid, net of refunds	1,321	1,982	1,472
Non-cash transactions:			
Shares issued on exercise of performance share units	10,599	6,597	3,799
Cancellation of performance share units	-	-	1,258
Common shares issued in connection with acquisitions [NOTE 4]	24,091	-	23,052
Acquisition to be settled by issuance of common shares [NOTE 4(A)]	3,285	-	-
Contingent consideration payable in common shares in connection with acquisitions [NOTE 4(C)]	-	-	428

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

1 COMPANY ORGANIZATION AND OPERATIONS

Westport Innovations Inc. (the "**Company**") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is a provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Its technology and products enable light (<5.9 litre), medium (5.9 to 10 litre), heavy-duty (11 to 16 litre) and high horsepower (>16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

The Company is focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to using an abundant, relatively inexpensive alternative fuel. The Company's systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. The Company's research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for its differentiated technology offerings and competitive advantage.

2 SIGNIFICANT ACCOUNTING POLICIES

A Basis of presentation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities ("**VIEs**") for which the Company is considered the primary beneficiary. All Intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("**U.S. GAAP**").

B Foreign currency translation

The Company's reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company's operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi ("**RMB**"), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders' equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

Transactions that are denominated in currencies other than the functional currency of the Company's operations or its subsidiaries are translated at the rate in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	PERIOD END EXCHANGE RATE AS AT		AVERAGE FOR THE YEAR ENDED	
	DEC. 31, 2013	DEC. 31, 2012	DEC. 31, 2013	DEC. 31, 2012
Canadian dollar	0.94	1.01	0.97	1.00
Australian dollar	0.89	1.04	0.97	1.04
Euro	1.38	1.32	1.33	1.29
RMB	0.17	0.16	0.16	0.16
Swedish Krona	0.16	0.15	0.15	0.15

C Cash and cash equivalents

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

D Short-term investments

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits, are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized. A decline in value that is considered other than temporary is recognized in net loss for the period.

E Accounts receivable

Accounts receivable are measured at amortized cost. An allowance for doubtful accounts is recorded based on a review

of specific accounts deemed uncollectible. Account balances are charged against the allowance in the period in which it is considered probable that the receivable will not be recovered.

F Inventories

The Company's inventories consist of the Company's fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value. In establishing the amount of the inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

G Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided as follows:

ASSETS	BASIS	RATE
Buildings	Straight-line	10 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8-10 years
Leasehold improvements	Straight-line	Lease term

H Long-term investments

The Company accounts for investments in which it has significant influence, including VIEs for which the Company is not the primary beneficiary, using the equity basis of accounting. Under the equity method, the Company recognizes its share of income from equity accounted for investees in the statement of operations with a corresponding increase in long-term investments. Any dividends paid or payable are credited against long-term investments.

I Financial liabilities

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are deferred in other assets on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

initial recognition and are amortized using the effective interest rate method.

J Research and development costs

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

K Government assistance

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable. Government assistance relating to the purchase of property, plant and equipment is reflected as a reduction of the cost of such assets. Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

L Intangible assets

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements. Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

M Impairment of long-lived assets

The Company reviews its long-lived assets for impairment, including property, plant and equipment, and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

N Goodwill impairment

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Fair value is determined using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

O Warranty liability

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold for a period ending two years from the date the products are put into service by customers. Warranty liability represents the Company's best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company's best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products. Since a number of the Company's products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

P Extended warranty

The Company sells extended warranty contracts that provide coverage in addition to the basic two-year coverage. Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period. On a periodic basis, management reviews the estimated costs expected to be incurred related to servicing these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue. Extended warranty costs are expensed as period costs as incurred.

Q Revenue recognition

Product revenue

The Company's primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets. Product and parts revenue is recognized when the products are shipped and title passes to the customer.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under product development programs. Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones. Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense.

Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services. These contracts provide for the payment for services based on the performance of work under product development programs. Revenues are recognized under these contracts based on the percentage of completion method of accounting. The components to measure of percentage of completion are complex and subject to many variables. Components may include estimated costs to complete a contract, estimated hours to completion or management's assessment of work to be performed. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on contract is recorded in the period the loss is determined. There is a risk that the estimated percentage of completion of a contract may change, which may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

When an arrangement includes multiple deliverables, the Company allocates the consideration to each separate deliverable (unit of accounting) based on relative selling prices. A separate unit of accounting is identified if the delivered item(s) have standalone value and the delivery or performance of undelivered items is considered probable and within the control of the Company. Revenue for each unit of account is recognized in accordance with the above revenue recognition principles.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

R Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes income tax laws that have been enacted at the balance sheet date. A valuation allowance

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

is provided to reduce the deferred income tax assets if, based upon available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized.

Tax credits, including investment tax credits and research and development credits, are recognized in income tax expense in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized.

3 ACCOUNTING CHANGES

A Adoption of new accounting standards

Balance sheet

In December 2011, the Financial Accounting Standards Board ("**FASB**") issued Accounting Standards Updated ("**ASU**") No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("**ASU 2011-11**"). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("**IFRS**"). In January 2013, the FASB issued ASU No. 2013-01 ("**ASU 2013-01**"), to clarify the scope of the new offsetting disclosures in ASU 2011-11. The ASU clarifies that the scope includes bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements. These updates were effective for the Company on January 1, 2013. The adoption of the updates did not have a material impact on the Company's consolidated financial statements.

Comprehensive income

In February 2013, the FASB issued ASU No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("**ASU 2013-02**"). ASU 2013-02 improves the reporting of reclassifications out of accumulated other comprehensive income. Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update was effective for the Company on January 1, 2013. The adoption of this update did not have a material impact on the Company's consolidated financial statements.

B New accounting pronouncements

Income taxes

In July 2013, the FASB issued ASU No. 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("**ASU 2013-11**"). ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This new guidance is to be applied prospectively effective on January 1, 2014. The Company anticipates that the adoption of this standard will not have a material impact on the Company's consolidated financial statements.

4 BUSINESS COMBINATIONS

A Acquisition of BAF Technologies, Inc. ("**BAF**")

On June 28, 2013 ("**the acquisition date**"), the Company acquired 100% of the outstanding common shares of BAF and its subsidiary, ServoTech Engineering, Inc. ("**ServoTech**") from Clean Energy Fuels Corp. ("**Clean Energy**"). The results of BAF's consolidated operations have been included since July 1, 2013 in these consolidated financial statements in the On-Road Systems segment. The revenue and expenses of BAF for the three days, June 28 – June 30, 2013, of the reporting period during which BAF was a part of the Company are immaterial. BAF is a natural gas vehicle business that supports customers

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

with vehicle conversions under Ford's Qualified Vehicle Modifier ("**QVM**") program. ServoTech is an engineering company that provides a total engineering solution from initial concept phase to prototype hardware and validation.

Pursuant to the Stock Purchase Agreement, the acquisition was settled with 816,460 of the Company's common shares. The number of shares transferred was determined using the 10-day volume weighted average price (VWAP) per share prior to and including the acquisition date ($30.62 per share). Of the 816,460 common shares, 718,485 shares, with a fair value of $24,091, were issued on the acquisition date and 97,975 shares ("**Holdback shares**"), with a fair value of $3,285, will be issuable to Clean Energy 12 months after the acquisition date. The fair value of the shares transferred or to be transferred was determined by the closing share price on the acquisition date ($33.53 per share). The Holdback shares have been recognized in "Other equity instruments".

As part of the business acquisition, the Company entered into a marketing agreement ("**Marketing Agreement**") with Clean Energy, effective on the acquisition date for a period of two years. The Company is required to make a cash payment of $5,000 to Clean Energy in March 2014. Under the terms of the Marketing Agreement, Clean Energy will provide products and services to the Company.

The products and services received pursuant to the Marketing Agreement have been accounted for as a separate transaction from the business combination and the Company has determined the fair value of these products and services to be $2,678. The fair value has been allocated to the products and services and will be recognized when the goods are received and services performed. The fair value of the products and services of the Marketing Agreement was determined using Level 1 and Level 2 inputs.

The excess consideration of the consideration payable of $5,000 and the fair value of the goods and services to be recognized separate from the business combination of $2,322 has been included as purchase consideration for the acquisition of BAF.

The following table summarizes management's final fair market valuation of the assets acquired and liabilities assumed at the acquisition date based on the results of a valuation report issued by a third-party valuation firm.

Consideration allocated to		
Other tangible assets, including cash of $1,178	$	9,116
Property, plant and equipment		905
Intangible assets subject to amortization over 3–10 years		7,729
Goodwill		18,542
Total assets acquired		36,292
Less: Total liabilities		(6,594)
Total net assets acquired	$	29,698
Consideration		
Payable to Clean Energy	$	2,322
Common shares issued		24,091
Common shares to be issued		3,285
	$	29,698

The Company recognized $493 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2013.

Intangible Assets

The fair values for specifically identifiable intangible assets by major asset class are as set forth below.

	ASSIGNED FAIR VALUE	WEIGHTED AVERAGE AMORTIZATION PERIOD
Customer relationships	$ 6,350	8 years
Core technology	160	10 years
Other intangibles	1,219	3 years
Total	$ 7,729	7 years

Inventory

The fair value of $5,792 assigned to inventory was based on assumptions about the selling prices and selling costs associated with the inventory.

Deferred Income taxes

The Company recognized a deferred income tax liability of $296 relating to the difference in book and tax bases of acquired assets.

Goodwill

Of the total consideration paid, $18,542 has been allocated to goodwill. The entire goodwill amount recognized is assigned to the On-Road Systems segment. The goodwill recognized is attributable primarily realizing expected synergies that are specific to the Company's business. The goodwill is not deductible for tax purposes. The difference between the provisional allocation reported in the Company's interim

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

financial statements subsequent to the acquisition date and the final allocation of goodwill is primarily due to finalizing the valuation of intangible assets and the amount allocated to deferred income tax liabilities.

Pro forma results

The consolidated financial statements reflect consolidated revenue and net loss for BAF of $17,097 and $3,512, respectively, from June 28, 2013 to December 31, 2013.

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of BAF had occurred on January 1, 2012. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2012, nor are they indicative of any future results.

	YEARS ENDED DECEMBER 31	
	2013	2012
Revenue	$ 171,281	$ 181,972
Net loss	$ (189,448)	$ (100,946)

These amounts have been calculated after applying the Company's accounting policies and adjusting the results of BAF to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2012, together with the consequential tax effects.

B Acquisition of Advanced Engine Components Limited ("AEC")

On March 20, 2012, the Company acquired, through its wholly owned subsidiary, Westport Innovations (Australia) Pty Ltd., certain assets of AEC. Based in Perth, Australia, AEC specializes in research, development, and production of patented electronic fuel injection and engine management technologies that enable vehicle engines to operate on natural gas.

The fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to	
Total tangible assets	$ 685
Intangible assets subject to amortization over 8 years	832
Total assets acquired	1,517
Less: Total liabilities	(392)
Total net assets acquired	$ 1,125

The Company paid cash totaling $1,125 (AUD$1,082) for the acquisition. The Company also assumed AEC's Australian leased facility and approximately ten of AEC's employees. The acquisition was accounted for as a business combination using the acquisition method.

The foreign exchange rate used to translate Australian dollar denominated assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.04 based on the March 20, 2012 closing rate.

The Company incurred acquisition related expenses of $280 during the year ended December 31, 2012, which have been recorded in General and Administrative expenses in the consolidated statement of operations.

The Company has determined that the acquisition of AEC was a non-material business combination. As such, pro forma disclosures are not required.

C Acquisition of Alternative Fuel Vehicle Sweden AB ("AFV")

On October 11, 2011, the Company acquired, through its wholly owned subsidiary Westport Light Duty Canada Inc., 100% of the outstanding shares of AFV. The fair value of the consideration for the acquisition was $3,939. Westport paid cash of $2,558 on closing and issued 33,161 common shares with a value of $953 based on the TSX closing price of the Company's shares on October 11, 2011 of $28.74 (CDN$29.56). There is also a contingent earn-out, which will be settled in Westport shares if AFV achieves certain performance targets by December 31, 2014.

The Company also assumed approximately $1,087 in existing debt of AFV. Upon closing, Westport settled $420 of the debt, leaving approximately $667 in debt on the consolidated balance sheet as of October 11, 2011.

The acquisition was accounted for as a business combination using the acquisition method. The results of AFV have been included in the consolidated financial statements of the Company from October 11, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

The fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to		
Total tangible assets, including cash of $8	$	2,161
Intangible assets subject to amortization over 8 years		2,638
Goodwill		2,701
Total assets acquired		7,500
Less: Total liabilities		(3,561)
Total net assets acquired	$	3,939
Consideration		
Cash	$	2,558
Common shares		953
Contingent consideration payable		428
	$	3,939

The foreign exchange rate used to translate assets acquired, liabilities assumed and purchase consideration from Swedish Krona into U.S. dollars was 6.6712 based on the October 11, 2011 closing rate.

The Company recognized goodwill associated with the transaction of $2,701. Goodwill includes the value of the assembled work force and expected synergies including access to markets and product know-how. Goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for AFV of $2,566 and $191, respectively, from October 11, 2011 to December 31, 2011. Had the Company acquired AFV on April 1, 2011, consolidated pro forma revenue and net loss for the nine months ended December 31, 2011 would have been $62,863 and $43,064, respectively, not including the financial results of Emer S.p.A. ("**Emer**") [NOTE 4(D)].

The Company incurred acquisition related expenses of $93 during the nine months ended December 31, 2011, which have been recorded in General and Administrative expenses in the consolidated statements of operations.

D Acquisition of Emer

On July 1, 2011, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of Emer from the seller. The fair value of the consideration for the acquisition was $39,706. Westport paid cash of $17,607 on closing and issued 881,860 common shares with a value of $22,099 based on the NASDAQ closing price of the Company's shares on July 1, 2011 of $25.06. The Company also assumed approximately $77,000 in existing net

debt of Emer. Post-closing, Westport repaid approximately $36,300 of the debt, leaving approximately $40,700 in debt on the consolidated balance sheet as of July 1, 2011.

The acquisition was accounted for as a business combination using the acquisition method. The results of Emer have been included in the consolidated financial statements of the Company from July 1, 2011.

The Company obtained an independent third-party valuation of inventories, property and equipment, and intangible assets. The fair value of the assets acquired and liabilities assumed are as follows

Consideration allocated to		
Property, plant and equipment	$	17,644
Other tangible assets, including cash of $11,073		60,532
Intangible assets subject to amortization over 5–20 years		32,954
Goodwill		50,774
Total assets acquired		161,904
Less: Long-term debt		(83,272)
Other liabilities		(38,926)
Total net assets acquired	$	39,706
Consideration		
Cash	$	17,607
Common shares		22,099
	$	39,706

The foreign exchange rate used to translate Euro denominated net assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.45 based on the July 1, 2011 closing rate.

The Company recognized goodwill associated with the transaction of $50,774. Goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration. Goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for Emer of $31,831 and $1,924, respectively, from July 1, 2011 to December 31, 2011. Had the Company acquired Emer on April 1, 2011, consolidated pro forma revenue and net loss for the nine-month period ended December 31, 2011 would have been $108,372 and $54,927, respectively, not including the financial results of AFV [NOTE 4(C)].

The Company incurred acquisition related expenses of $1,683 during the nine months ended December 31, 2011, which have been recorded in General and Administrative expenses in the consolidated statements of operations.

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

5 ACCOUNTS RECEIVABLE

	DEC. 31, 2013	DEC. 31, 2012
Customer trade receivable	$ 54,017	$ 39,754
Government funding receivable	483	541
Due from joint venture [NOTE 21]	3,621	2,127
Other receivables	2,689	1,916
Income taxes receivable	77	172
Allowance for doubtful accounts	(1,572)	(321)
	$ 59,315	$ 44,189

6 INVENTORIES

	DEC. 31, 2013	DEC. 31, 2012
Purchased parts	$ 25,616	$ 25,454
Assembled parts	881	4,870
Work-in-process	9,889	7,516
Finished goods	6,628	7,385
Obsolescence provision	(2,388)	(279)
	$ 40,626	$ 44,946

During the year ended December 31, 2013, the Company recorded a write-down to net realizable value of approximately $2,720 and an obsolescence charge of $2,205 (year ended December 31, 2012 - $233; nine months ended December 31, 2011 - $430). Cost of revenue related to product and parts revenue for the year ended December 31, 2013 was $148,690 (year ended December 31, 2013 - $102,486; nine months ended December 31, 2011 - $67,093).

7 LONG-TERM INVESTMENTS

	DEC. 31, 2013	DEC. 31, 2012
Weichai Westport Inc. (a)	$ 14,534	$ 11,275
Cummins Westport Inc. (b)	7,191	7,126
Other equity accounted for investees	403	717
	$ 22,128	$ 19,118

A Weichai Westport Inc.

On July 3, 2010, the Company invested $4,316 under an agreement with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (“**CNG**”) Equipment Ltd. to form Weichai Westport Inc. (“**WWI**”). On October 11, 2011, the Company invested an additional $955 in WWI. The Company has a 35% equity interest in WWI.

For the year ended December 31, 2013, the Company recognized its share of WWI’s income of $4,264 (year ended December 31, 2012 - $2,881; nine months ended December 31, 2011 - $1,438), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	DEC. 31, 2013	DEC. 31, 2012
Current assets		
Cash and short-term investments	$ 4,696	$ 1,145
Accounts receivable	31,967	21,512
Inventory	80,412	55,109
Other current assets	176	1,053
Long-term assets		
Property, plant and equipment	7,021	4,930
Deferred income tax assets	6,874	3,248
Total assets	$ 131,146	$ 86,997
Current liabilities		
Accounts payable and accrued liabilities	$ 71,345	$ 49,125
Other current liabilities	21,671	12,055
Total liabilities	$ 93,016	$ 61,180

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Product revenue	$ 466,580	$ 272,086	$ 84,917
Cost of revenue and expenses			
Cost of product revenue	429,238	247,299	75,581
Operating expenses	22,846	15,022	4,457
	452,084	262,321	80,038
Income before income taxes	14,496	9,765	4,879
Income tax expense	2,315	1,536	1,364
Income for the period	$ 12,181	$ 8,229	$ 3,515

B Cummins Westport Inc.

The Company entered into a joint venture with Cummins on March 7, 2001. On December 16, 2003, the Company and Cummins amended the joint venture agreement (“**JVA**”) focusing CWI on developing markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company.

On February 20, 2012, the JVA was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

The joint venture has a term of ten years from the date of the JVA and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of one of the parties.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a VIE. Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI's economic performance as set forth in the governing documents. As decision-making at the Board of Directors' level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not previously contractually required to provide.

For the year ended December 31, 2013, the Company recognized its share of CWI's income of $9,433 (year ended December 31, 2012 - $13,232; nine months ended December 31, 2011 - $12,958), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of CWI are as follows:

	DEC. 31, 2013	DEC. 31, 2012
Current assets		
Cash and short-term investments	$ 73,736	$ 44,371
Accounts receivable	4,645	6,995
Current portion of deferred income tax assets	13,958	7,304
Other current assets	210	225
Long-term assets		
Property, plant and equipment	1,096	896
Deferred income tax assets	21,698	9,786
Total assets	$ 115,343	$ 69,577

	DEC. 31, 2013	DEC. 31, 2012
Current liabilities		
Current portion of warranty liability	$ 18,395	$ 13,317
Current portion of deferred revenue	5,478	3,862
Accounts payable and accrued liabilities	7,772	9,401
	31,645	26,580
Long-term liabilities		
Warranty liability	49,174	17,501
Deferred revenue	17,815	9,968
Other long-term liabilities	2,400	1,312
	69,389	28,781
Total liabilities	$ 101,034	$ 55,361

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Product revenue	$ 261,012	$ 161,741	$ 114,518
Parts revenue	49,639	36,274	24,326
	310,651	198,015	138,844
Cost of revenue and expenses			
Cost of product and parts revenue	246,403	136,575	78,837
Research and development	21,522	12,114	6,720
General and administrative	1,348	1,417	796
Sales and marketing	17,839	12,541	9,659
Foreign exchange loss (gain)	(7)	(18)	17
Bank charges, interest and other	607	472	369
	287,712	163,101	96,398
Income before undernoted	22,939	34,914	42,446
Interest and investment income	117	530	297
Income before income taxes	23,056	35,444	42,743
Income tax expense (recovery)			
Current	24,600	16,362	18,602
Deferred	(18,566)	(6,517)	(1,775)
	6,034	9,845	16,827
Income for the period	$ 17,022	$ 25,599	$ 25,916

8 VARIABLE INTEREST ENTITIES:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI's economic performance as set forth in the governing documents. As decision-making at the Board of Directors' level requires unanimous approval, this power is shared. Accordingly, neither party is the primary beneficiary.

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	AS AT DECEMBER 31, 2013		AS AT DECEMBER 31, 2012	
	CARRYING AMOUNT	MAXIMUM EXPOSURE TO LOSS	CARRYING AMOUNT	MAXIMUM EXPOSURE TO LOSS
Equity method investment	$ 7,191	$ 7,191	$ 7,126	$ 7,126
Accounts receivable	3,621	3,621	2,127	2,127

9 PROPERTY, PLANT AND EQUIPMENT

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
December 31, 2013			
Land and buildings	$ 532	$ 70	$ 462
Computer equipment & software	12,794	9,152	3,642
Furniture and fixtures	6,414	2,408	4,006
Machinery and equipment	96,656	42,439	54,217
Leasehold improvements	16,422	11,400	5,022
	$ 132,818	$ 65,469	$ 67,349
December 31, 2012			
Land and buildings	$ 575	$ 64	$ 511
Computer equipment & software	11,529	8,140	3,389
Furniture and fixtures	4,032	1,913	2,119
Machinery and equipment	80,667	34,219	46,448
Leasehold improvements	15,602	9,875	5,727
	$ 112,405	$ 54,211	$ 58,194

As at December 31, 2013, equipment with a cost of $18,788 (2012 - $16,532) and a net book value of $5,465 (2012 - $2,587) is held under capital lease.

Depreciation expense for the year ended December 31, 2013 was $12,246 (year ended December 31, 2012 - $8,131; nine months ended December 31, 2011 - $4,394).

10 INTANGIBLE ASSETS

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
December 31, 2013			
Patents and trademarks	$ 20,974	$ 2,900	$ 18,074
Technology	7,468	2,796	4,672
Customer contracts	18,447	3,886	14,561
Other intangibles	1,262	225	1,037
Total	$ 48,151	$ 9,807	$ 38,344
December 31, 2012			
Patents and trademarks	$ 20,192	$ 1,758	$ 18,434
Technology	6,961	1,901	5,060
Customer contracts	14,404	2,709	11,695
Other intangibles	44	18	26
Total	$ 41,601	$ 6,386	$ 35,215

During the year ended December 31, 2013, amortization of $4,042 (December 31, 2012 - $3,264; nine months ended December 31, 2011 - $1,806) was recognized in the statement of operations.

During the year ended December 31, 2013, there was a significant decline in revenue from the lower than expected adoption rate of natural gas vehicles in our customer contracts. An impairment analysis of the intangibles balance indicated that the carrying value exceeded the fair value of customer contracts. Accordingly, an intangible impairment charge of $1,721 related to customer contracts in AFV was recognized in the On-Road Systems segment. The fair value of customer contracts was determined using the present value of expected cash flows discounted at a rate equivalent to a market participant's weighted-average cost of capital.

The expected amortization of intangible assets for fiscal 2014 to 2018 is $3,773 per year.

11 GOODWILL

A continuity of goodwill is as follows:

	DEC. 31, 2013	DEC. 31, 2012
Balance, beginning of period	$ 56,879	$ 55,814
Acquisition of BAF [NOTE 4(A)]	18,542	-
Impairment losses	(34,964)	-
Impact of foreign exchange changes	1,043	1,065
Balance, end of period	$ 41,500	$ 56,879

An assessment of the carrying value of goodwill was conducted as of November 30, 2013. Based on the Company's assessment,

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $34,964.

A goodwill impairment loss of $30,067 and $4,897 was recorded in the Applied Technologies segment and the On-Road Systems segment, respectively, for the year ended December 31, 2013. The fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant's weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

In the Applied Technologies segment, the goodwill impairment charge was driven by the adverse economic climate in Europe and other geographic markets and lower than anticipated revenues. In the On-Road Systems segment, the goodwill impairment charge was driven by a significant loss of revenue from lower than expected adoption rate of natural gas vehicles.

12 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	DEC. 31, 2013	DEC. 31, 2012
Trade accounts payable	$ 42,872	$ 37,956
Accrued payroll	7,937	8,539
Accrued interest	893	961
Income taxes payable	709	876
Other payables	2,381	177
	$ 54,792	$ 48,509

13 LONG-TERM DEBT

	DEC. 31, 2013	DEC. 31, 2012
Subordinated debenture notes (a)	$33,847	$36,185
Long-term payable (b)	-	9,836
Senior financing (c)	15,941	18,812
Senior revolving financing (c)	13,779	13,185
Other bank financing (d)	403	1,171
Capital lease obligations (e)	2,043	1,533
	66,013	80,722
Current portion	(53,025)	(28,566)
	$12,988	$52,156

A Subordinated debenture notes

On September 23, 2011, the Company raised $33,847 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. ("**Macquarie**") on a private placement basis.

The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012.

The debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

The Company paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering totaling $1,460, which is included in other assets and amortized over the term of the debentures.

B Long-Term payable

On July 2, 2010, the Company acquired OMVL and a portion of the purchase price was payable on the third anniversary of the closing date. The amount was fully repaid on July 1, 2013.

C Senior financing / Senior revolving financing

The senior financing agreement bears interest at the 6-month Euribor plus 2.5% or a rate of 2.8% as at December 31, 2013 and its carrying value is recorded at amortized cost using the effective interest rate method. The principal repayment schedule of the remaining senior financing is as follows for the years ended December 31:

2014	2015	2016	2017	2018	TOTAL
$ 4,274	$ 4,662	$ 4,856	$ 2,428	$ -	$ 16,220

The senior revolving financing facility bears interest at the 6-month Euribor plus 2.5% or a rate of 2.8% as at December 31, 2013 and will be repaid through two principal payments of $6,889 (€5,000) on March 31, 2016 and October 2, 2017.

The Company has pledged its interest in Emer as a general guarantee for its senior financing and senior revolving financing.

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of December 31, 2013, the Company is in compliance with all covenants under the financing arrangements.

D Other bank financing

Other bank financing consists of various unsecured bank financing arrangements that carry rates of interest ranging from 1.01% to 8.00% (2012 - 1.01% to 8.00%) and are payable on maturity dates ranging from June 23, 2014 to June 23, 2017.

E Capital lease obligations

The Company has capital lease obligations that have initial terms of three to five years at interest rates ranging from 3.07% to 7.32% (2012 - 3.07% to 7.32%). The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2014	$ 696
2015	548
2016	327
2017	319
2018	167
	$ 2,057
Amount representing interest	(14)
	$ 2,043

F Credit facility

The Company has a credit facility for maximum borrowings of CDN$30,000. The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75% (2012 - 0.75%) per annum. As at December 31, 2013 and 2012, no amounts of this credit facility were drawn.

14 WARRANTY LIABILITY

A continuity of the warranty liability is as follows:

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Balance, beginning of period	$ 6,380	$ 4,401	$ 1,314
Warranty assumed on acquisition	582	-	-
Warranty claims	(5,397)	(3,099)	(1,395)
Warranty accruals	4,153	5,303	4,530
Change in estimate	22,837	-	-
Impact of foreign exchange changes	290	(225)	(48)
Balance, end of period	$ 28,845	$ 6,380	$ 4,401
Less: Current portion	(9,955)	(2,072)	(1,187)
Long-term portion	$ 18,890	$ 4,308	$ 3,214

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts. As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts

15 OTHER LONG-TERM LIABILITIES

	DEC. 31, 2013	DEC. 31, 2012
Severance indemnity (a)	$ 1,547	$ 1,681
Contingent consideration payable related to AFV acquisition (b)	878	856
Deferred lease inducements	16	69
	$ 2,441	$ 2,606

A Severance indemnity

Italian law requires companies to make a mandatory termination payment to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation or layoff. The severance indemnity liability is calculated in accordance with local civil and labour laws based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. This liability for severance indemnities relates primarily to the Company's employees in Italy.

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

B Contingent consideration payable related to AFV acquisition

The total purchase price to acquire AFV also includes earn-out payments payable in the Company's shares and tied to revenue and production milestones to be achieved no later than December 31, 2014. This contingent consideration is estimated to have a fair value of $427 as at December 31, 2013 (December 31, 2012 - $442).

The Company also records compensation expense relating to two employees of AFV who receive earn-out payments in the Company's shares that are tied to revenue and production milestones to be achieved no later than December 31, 2014 and contingent upon continuing employments. This contingent consideration is estimated to have a fair value of $451 as at December 31, 2013 (December 31, 2012 - $414)

16 GOVERNMENT ASSISTANCE

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011, government assistance of $640, $842 and $604 was received or receivable by the Company, respectively, which has been recorded as a reduction of the related research and development expenditures [NOTE 19].

Under the terms of an agreement with the Industry Canada's Industrial Technologies Office ("**ITO**"), from April 1, 2008 to March 31, 2015, inclusively, the Company is obligated to pay annual royalties equal to the greater of $1,269 (CDN$1,350) or 0.33% of the Company's annual revenue provided that gross revenue exceeds $12,693 (CDN$13,500) in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $26,514 (CDN$28,200). For the year ended December 31, 2013, $1,350 (December 31, 2012 - $1,350) in royalties have been paid or are payable of which $1,269 (December 31, 2012 - $1,350) remains accrued in accounts payable and accrued liabilities as at December 31, 2013. As at December 31, 2013, cumulative royalties of CDN$6,750 have been paid.

The Company is also obligated to pay royalties to the Government of Canada's Department of Natural Resources equal to 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total CDN$1,000. As at December 31, 2013, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

17 SHARE CAPITAL

During the year ended December 31, 2013, the Company issued 721,186 common shares, net of cancellations, upon exercises of stock options and share units (year ended December 31, 2012 – 513,490 common shares; nine months ended December 31, 2011 – 568,276 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

On October 1, 2013, the Company issued 6,000,000 common shares at a price of $25.39 per share. Gross proceeds totaled $152,340, and the Company incurred share issuance costs of $5,065.

On June 28, 2013, the Company issued 718,485 common shares at a price of $33.53 per share as part of the consideration paid to acquire BAF [NOTE 4(A)].

On February 27, 2012, the Company issued 6,325,000 common shares at a price of $43.25 per share. Gross proceeds totaled $273,556, and the Company incurred share issuance costs of $8,126.

On October 11, 2011, the Company issued 33,161 common shares at a price of $28.74 per share as part of the consideration paid to acquire AFV [NOTE 4(C)].

On July 1, 2011, the Company issued 881,860 common shares at a price of $25.06 per share as part of the consideration paid to acquire Emer [NOTE 4(D)].

18 STOCK OPTIONS AND OTHER STOCK-BASED PLANS

At the Company's 2012 annual general meeting, the Company's shareholders ratified and approved the Westport Omnibus Plan and reserved 8,000,000 common shares under this plan. Under the Westport Omnibus Plan, stock options, Restricted Share Units ("**RSUs**") and Performance Share Units ("**PSUs**") may be granted and are exercisable into common shares of the Company for no additional consideration. Any employee, contractor, director or executive officer of the Company is eligible to participate in the Westport Omnibus Plan.

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

The Executive and Senior Management Compensation Program sets out provisions where the RSUs and PSUs (together the "**Units**") will be granted to the Company's executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company's Board of Directors. These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

A Stock Options

The Company grants incentive stock options to employees, directors, officers and consultants. Stock options are granted with an exercise price of not less than the market price of the Company's common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones or reaching specified share price targets.

A summary of the status of the Company's stock option plan as of December 31, 2013, December 31, 2012 and December 31, 2011 and changes during the periods then ended are presented as follows:

	DEC. 31, 2013		DEC. 31, 2012		DEC. 31, 2011	
	SHARES	WAEP*	SHARES	WAEP*	SHARES	WAEP*
Outstanding, beginning of period	996,047	$ 27.78	328,027	$ 8.96	562,014	$ 8.46
Granted	-	-	770,727	33.77	-	-
Exercised	(111,986)	6.80	(93,044)	10.49	(225,845)	7.87
Forfeited / expired	(67,611)	33.72	(9,663)	33.36	(8,142)	4.84
Outstanding, end of period	816,450	$30.20	996,047	$ 27.78	328,027	$ 8.96
Options exercisable, end of period	305,506	$ 24.15	226,487	$ 8.06	311,360	$ 8.55

* *weighted average exercise price (CDN$)*

During the year ended December 31, 2013, the Company recognized $2,094 (year ended December 31, 2012 - $2,705; nine months ended December 31, 2011 - $352) in stock-based compensation related to stock options.

No stock options were granted during the year ended December 31, 2013 or nine month period ended December 31, 2011.

The fair value of the options granted during the year ended December 31, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield - nil%, expected stock price volatility – 47.79%, risk free interest rate – 0.38%; expected life of options – 3 years. The weighted average grant date fair value was $10.97 for options granted for the fiscal year ended December 31, 2012.

As at December 31, 2013, $2,409 of compensation cost related to stock option awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 1.02 years.

EXERCISE PRICE RANGE (CDN$)	OUTSTANDING, DEC. 31, 2013	WARCL*	WAEP**	EXERCISABLE, DEC. 31, 2013	WAEP**
$ 3.22 » 3.47	5,504	0.5	$ 3.29	5,504	$ 3.29
4.24 » 4.27	21,900	0.7	4.27	21,900	4.27
9.10 » 11.11	79,237	1.0	10.79	79,237	10.79
14.90 » 16.50	16,903	1.9	15.69	16,903	15.69
29.76 » 33.83	692,906	3.0	33.8	181,962	33.78
$ 3.22 » 33.83	816,450	2.7	$ 30.20	305,506	$ 24.15

* *weighted average remaining contractual life (years)*
** *weighted average exercise price (CDN$)*

B Share Units

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2013, the Company recognized $12,189 (year ended December 31, 2012 - $9,763; nine months ended December 31, 2011 – $5,827) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2013, December 31, 2012 and December 31, 2011 are as follows:

	DEC. 31, 2013		DEC. 31, 2012		DEC. 31, 2011	
	UNITS	WFV*	UNITS	WFV*	UNITS	WFV*
Outstanding, beginning of period	1,095,094	$ 20.68	1,250,917	$ 18.04	1,377,237	$ 12.19
Granted	742,140	30.21	185,705	35.99	269,292	35.70
Exercised / vested	(448,526)	24.44	(337,228)	19.34	(391,612)	9.61
Forfeited / expired	(188,117)	29.80	(4,300)	19.67	(4,000)	18.61
Outstanding, end of period	1,200,591	$ 23.68	1,095,094	$ 20.68	1,250,917	$ 18.04
Units outstanding and exercisable, end of period	224,638	$ 11.20	262,615	$ 8.86	276,931	$ 7.97

weighted average grant date fair value (CDN$)

	12 MO. ENDED DEC. 31, 2013		12 MO. ENDED DEC. 31, 2012		9 MO. ENDED DEC. 31, 2011	
	UNITS	WFV*	UNITS	WFV*	UNITS	WFV*
Unvested, beginning of period	832,479	$ 24.41	973,986	$ 20.90	835,703	$ 15.62
Granted	742,140	30.16	185,705	35.99	269,292	35.70
Vested	(410,549)	27.34	(322,912)	21.64	(127,009)	17.55
Forfeited	(188,117)	29.80	(4,300)	18.61	(4,000)	18.61
Unvested, end of period	975,953	$ 26.55	832,479	$ 24.41	973,986	$20.90

weighted average grant date fair value (CDN$)

As at December 31, 2013, $16,590 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 1.86 years.

Of the Units granted during the year ended December 31, 2013, 389,685 Units (December 31, 2012 – 66,428) were subject to market and service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil%; expected stock price volatility – 56.16%; and risk free interest rate – 1.17%. The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. The weighted average grant date fair value was $30.72 for Units granted for the year ended December 31, 2013 (December 31, 2012 - $35.99). For the Units granted after January 1, 2013, Units

are based on two-year revenue growth, with a three-year total shareholder return ("**TSR**") gate that caps payouts as 100% unless Westport TSR relative to the Ardour Global Alternative Energy Index North America ("**AGINA**") equals or exceeds median. Payouts may occur at 0% to 200% of the level awarded based on the fulfillment of the applicable performance. 100% of these Units vest after three years from the date of the grant. For the Units granted during the year ended December 31, 2012, payout factors are determined based upon the absolute stock price at the end of two years, equal to the closing price on the last trading day of December 31, 2013. One-half of these Units vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition. The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. For the Units granted prior to January 1, 2012, payout factors are determined based upon the absolute stock price at the end of two years and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date. One-half of these Units vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition. During the year ended December 31, 2013, 160,674 PSUs (2012 – 83,218) vested with a payout factor of 200% (2012 – 200%) and 54,876 PSUs vested with a payout factor of 0% and were forfeited.

c Aggregate intrinsic values

The aggregate intrinsic value of the Company's stock option awards and share units at December 31, 2013 and 2012 are as follows:

(expressed in thousands of CDN)	DEC. 31, 2013	DEC. 31, 2012
Stock options		
Outstanding	$ 1,337	$ 4,219
Exercisable	1,337	4,137
Exercised	2,667	2,398
Share units		
Outstanding	$ 24,960	$ 28,823
Exercisable	4,670	6,912
Exercised	18,041	15,135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

D Stock-based compensation

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Research and development	$ 2,195	$ 2,251	$ 825
General and administrative	10,201	6,752	3,302
Sales and marketing	1,887	3,465	2,052
	$ 14,283	$ 12,468	$ 6,179

19 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are recorded net of program funding received or receivable. The research and development expenses had been incurred and program funding had been received or are receivable as follows:

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Research and development expenses	$ 91,772	$ 74,040	$ 37,178
Program funding [NOTE 16]	(640)	(842)	(604)
Research and development	$ 91,132	$ 73,198	$ 36,574

20 INCOME TAXES

A

The Company's income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 26% for the year ended December 31, 2013 (year ended December 31, 2012 − 25%; nine months ended December 31, 2011 − 26.5%) as follows:

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Loss before income taxes	$ (184,537)	$ (97,036)	$ (46,954)
Expected income tax recovery	(47,979)	(24,259)	(12,443)
Increase (reduction) in income taxes resulting from			
Non-deductible stock-based compensation	3,619	3,019	1,642
Other permanent differences	(2,562)	(2,158)	87
Withholding taxes	590	1,187	500
Change in enacted rates	-	62	189
Foreign tax rate differences, foreign exchange and other adjustments	3,858	(382)	(552)
Non-taxable income from equity investment	(2,851)	(3,308)	(3,974)
Change in valuation allowance	37,391	27,577	13,391
Goodwill impairment	8,807	-	-
Income tax expense (recovery)	$ 873	$ 1,738	$ (1,160)

B

The significant components of the deferred income tax assets and liabilities are as follows:

	DEC. 31, 2013	DEC. 31, 2012
Deferred income tax assets		
Net loss carry forwards	$ 108,083	$ 76,496
Intangible assets	4,276	1,557
Property, plant and equipment	5,446	5,703
Financing and share issuance costs	2,696	3,248
Warranty liability	5,726	2,013
Deferred revenue	1,191	1,601
Inventory	2,017	2,300
Unrealized foreign exchange	21	595
Research and development	2,341	2,132
Other	6,410	3,917
Total gross deferred income tax assets	138,207	99,562
Valuation allowance	(126,424)	(89,033)
Total deferred income tax assets	11,783	10,529
Deferred income tax liabilities		
Intangible assets	9,884	8,784
Property, plant and equipment	3,132	3,297
Other	650	575
Total deferred income tax liabilities	13,666	12,656
Total net deferred income tax liabilities	$ 1,883	$ 2,127
Allocated as follows		
Current deferred income tax assets	3,109	7,183
Current deferred income tax liabilities	(468)	(65)
Long-term deferred income tax assets	379	-
Long-term deferred income tax liabilities	(4,903)	(9,245)
Total net deferred income tax liabilities	$ (1,883)	$ (2,127)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that all the deferred income tax assets will be fully realized, a valuation allowance has been recorded.

The following is a summary of the changes in the deferred income tax asset valuation allowance:

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012
Beginning balance	$ 89,033	$ 61,456
Additions	37,391	27,639
Reductions	-	(62)
Ending valuation allowance	$ 126,424	$ 89,033

C The components of the Company's income tax recovery (expense) are as follows:

	NET INCOME (LOSS) BEFORE INCOME TAXES	INCOME TAX EXPENSE (RECOVERY)		
		CURRENT	DEFERRED	TOTAL
12 mo. ended Dec. 31, 2013				
Canada	$ (99,188)	444	89	$ 533
United States	(31,019)	56	(295)	(239)
Italy	(27,247)	836	(311)	525
Other	(27,083)	78	(24)	54
	$ (184,537)	$ 1,414	$ (541)	$ 873
12 mo. ended Dec. 31, 2012				
Canada	$ (93,688)	$ 1,339	$ 53	$ 1,392
United States	(1,589)	(62)	-	(62)
Italy	(318)	775	25	800
Other	(1,441)	95	(487)	(392)
	$ (97,036)	$ 2,147	$ (409)	$ 1,738
9 mo. ended Dec. 31, 2011				
Canada	$ (45,899)	$ 500	$ -	$ 500
United States	(1,862)	95	-	95
Italy	(1,342)	388	(2,205)	(1,817)
Other	2,149	45	17	62
	$ (46,954)	$ 1,028	$ (2,188)	$ (1,160)

D As at December 31, 2013, there were no uncertain tax positions that require recognition in the consolidated financial statements. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2009 to 2013 taxation years remain open to examination by the Internal Revenue Service and the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

E The Company has loss carry forwards in the various jurisdictions available to offset future taxable income as follows:

EXPIRING IN:	2014	2015	2016	2017	2018	2026+	TOTAL
Canada	$ 2,018	$ 2,358	$ -	$ -	$ -	$ 341,701	$ 346,077
Italy	-	-	-	-	-	4,585	4,585
United States	-	-	-	-	-	31,573	31,573
Sweden	-	-	-	-	-	9,678	9,678
Other	-	-	-	1,018	7,017	3,204	11,239
Total	$ 2,018	$ 2,358	$ -	$ 1,018	$ 7,017	$ 390,741	$ 403,152

21 RELATED PARTY TRANSACTIONS

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at December 31, 2013, net amounts due from CWI total $3,621 (2012 - $2,127). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Research and development	$ 178	$ 160	$ 148
General and administrative	1,351	2,621	338
Sales and marketing	4,725	3,683	2,598
	$ 6,254	$ 6,464	$ 3,084

During the year ended December 31, 2013, interest of $nil (year ended December 31, 2012 - $114; nine months ended December 31, 2011 - $116) was paid to CWI.

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

22 SERVICE AND OTHER REVENUE

Service and other revenue for the year ended December 31, 2013 consisted of a one-time license revenue of $nil (year ended December 31, 2012 - $7,923; nine months ended December 31, 2011 - $nil) for the transfer of proprietary know-how, other fee payments of $1,484 (year ended December 31, 2012 - $1,414; nine months ended December 31, 2011 - $nil), and service revenue of $14,547 (year ended December 31, 2012 - $13,907; nine months ended December 31, 2011 - $10,181) under existing development agreements was recognized as the Company achieved and delivered certain milestones. All costs associated with the development agreements were recorded as research and development expenses in the period incurred.

During the year ended December 31, 2012, the Company entered into an agreement with an original equipment manufacturer ("**OEM**") to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Under the agreement, the Company provided its proprietary know-how related to the high pressure direct injection ("**HPDI**") technology by granting a non-exclusive license to the OEM. The Company will also provide ongoing development services to the OEM to assist with the development and commercialization of products. These are considered to be multiple deliverables arrangements and the Company has determined that the license and the development services are separate units of accounting.

23 COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2014	$ 4,613
2015	4,339
2016	6,331
2017	6,471
2018	5,080
Thereafter	57,322
	$ 84,156

For the year ended December 31, 2013, the Company incurred operating lease expense of $5,675 (year ended December 31, 2012 - $4,492; nine months ended December 31, 2011 - $2,070).

As at December 31, 2013, the Company's wholly owned subsidiary Emer has provided a total amount of guarantees to third parties of $342 (€248), which include guarantees to its customers for the completion of specific supplies.

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company's product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company's financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position

24 SEGMENTED INFORMATION

In December 2012, the Company realigned its business units to focus on product commercialization and global partnerships development. To accommodate the variety in product, system and service solutions, Westport created three new reportable operating segments. The financial information for the Company's business segments evaluated by the Company's chief operating decision maker ("**CODM**") includes the results of the CWI and WWI as if it were consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company's consolidated measures.

The Company's business operates in six reportable operating segments:

- Applied Technologies, designs, produces, and sells compressed natural gas (CNG) and liquefied petroleum gas (LPG) components and subsystems for natural gas vehicles of all types;
- On-Road Systems, engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking;

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

- Off-Road Systems, engineers, designs, and markets Westport proprietary natural gas technologies, including the Westport™ high pressure direct injection (HPDI) technology, Westport™ 2.4L industrial engines and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats, and petroleum exploration equipment;
- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;
- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and
- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in [NOTE 2]. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfers for the year ended December 31, 2013 and December 31, 2012.

	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Revenue			
Applied Technologies	$ 93,216	$ 91,675	$ 55,064
On-Road Systems	55,090	37,558	20,816
Off-Road Systems	3,309	3,149	1,635
Corporate & Tech. Investments	12,417	23,244	10,181
Cummins Westport	310,651	198,015	138,844
Weichai Westport	466,580	272,086	84,917
Total segment revenues	941,263	625,727	311,457
Less: equity investees' revenues	(777,231)	(470,101)	(223,761)
Total consolidated revenues	$ 164,032	$ 155,626	$ 87,696
Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange loss (gain), bank charges and other			
Applied Technologies	$ 6,635	$ 9,820	$ 974
On-Road Systems	(59,843)	(40,937)	(27,431)
Off-Road Systems	(14,218)	(13,653)	(4,401)
Corporate & Tech. Investments	(83,546)	(50,211)	(23,153)
Cummins Westport	23,539	35,368	42,832
Weichai Westport	14,496	9,765	4,879
Total segment operating loss	(112,937)	(49,848)	(6,300)
Less: equity investees' operating income	(38,035)	(45,133)	(47,711)
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange (gain) loss, bank charges and other	(150,972)	(94,981)	(54,011)
Depreciation and amortization			
Applied Technologies	7,838	7,905	5,013
On-Road Systems	3,186	1,028	94
Off-Road Systems	450	83	-
Corporate & Tech. Investments	4,814	2,379	1,093
Losses on impairments, write-downs and disposals			
Applied Technologies	31,564	-	-
On-Road Systems	9,959	-	-
	57,811	11,395	6,200
Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(208,783)	(106,376)	(60,211)
Foreign exchange (gain) loss, bank charges and other	(14,573)	1,922	(1,136)
Loss before undernoted	(194,210)	(108,298)	(59,075)
Interest on long debt and other income (expenses), net	(3,771)	(4,928)	(2,337)
Income from investment accounted for by the equity method	13,444	16,190	14,458
Loss before income taxes	$ (184,537)	$ (97,036)	$ (46,954)
Total additions to long-lived assets excluding business combinations:			
Applied Technologies	$ 4,408	$ 3,000	$ 2,201
On-Road Systems	15,555	10,306	645
Off-Road Systems	908	1,481	-
Corporate & Tech. Investments	5,579	16,565	10,400
	$ 26,450	$ 31,352	$ 13,246

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company's customers and presented as a percentage of the Company's product and service revenues are as follows:

	% OF TOTAL PRODUCT REVENUE AND SERVICE AND OTHER REVENUE		
	12 MO. ENDED DEC. 31, 2013	12 MO. ENDED DEC. 31, 2012	9 MO. ENDED DEC. 31, 2011
Americas (including United States)	42	38	28
Asia (including China)	11	9	15
Other (including Italy)	47	53	57

The Company's revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at December 31, 2013, total goodwill of $22,958 (December 31, 2012 - $51,711) was allocated to Applied Technologies and $18,542 (December 31, 2012 - $5,168) On-Road Systems segments.

As at December 31, 2013, total long-term investments of $21,872 (December 31, 2012 - $18,544) was allocated to the Corporate segment and $256 (December 31, 2012 - $574) was allocated to the On-Road Systems. Total assets are allocated as follows:

	DEC. 31, 2013	DEC. 31, 2012
Applied Technologies	$ 144,803	$ 161,206
On-Road Systems	111,323	85,401
Off-Road Systems	6,564	6,556
Corporate & Technology Investments and unallocated assets	228,981	236,914
Cummins Westport	115,343	69,577
Weichai Westport	131,146	86,997
	738,160	646,651
Less: equity investees total assets	246,489	156,574
Total consolidated assets	$ 491,671	$ 490,077

The Company's long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	DEC. 31, 2013	DEC. 31, 2012
Italy	$ 66,918	$ 99,099
Canada	30,713	29,707
United States	47,322	12,463
Sweden	322	7,720
China	8,675	6,524
Australia	1,360	601
	$ 155,310	$ 156,114
Less: equity investees' long-lived assets	8,117	5,826
Total consolidated long-lived assets	$ 147,193	$ 150,288

25 FINANCIAL INSTRUMENTS

A Financial risk management

The Company has exposure to liquidity risk, credit risk, foreign currency risk, and interest rate risk.

B Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has sustained losses and negative cash flows from operations since inception. At December 31, 2013, the Company has $210,604 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at December 31, 2013:

	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	< 1 YEAR	1–3 YEARS	4–5 YEARS	> 5 YEARS
Accounts payable and accrued liabilities	$ 53,523	$ 53,523	$ 53,523	$ -	$ -	$ -
Unsecured subordinated debentures (a)	33,847	36,902	36,902	-	-	-
Senior financing (b)	15,941	17,167	4,705	9,999	2,463	-
Senior revolving financing (c)	13,779	14,171	14,171	-	-	-
Other bank financing	403	403	403	-	-	-
Other long-term debt	2,043	2,057	696	875	486	-
Operating lease commitments	-	84,154	4,613	10,670	11,549	57,322
Royalty payments (d)	1,269	20,149	1,269	2,538	2,529	13,813
	$120,805	$ 228,526	$ 116,332	$ 24,082	$ 17,027	$ 71,135

a) Includes interest at 9%.

b) Includes interest at 2.8% the rate in effect at December 31, 2013

c) Includes interest at 2.8%, the rate in effect at December 31, 2013

d) From fiscal 2011 to 2015 inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,269 (CDN$1,350) or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds $12,693 (CDN$13,500) in any aforementioned fiscal year, up to a maximum of $26,514 (CDN$28,189). The Company has assumed the minimum required payments.

expressed in thousands of United States dollars, except share and per share amounts » years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company's cash inflows and outflows, specifically around the sale of inventories and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

C Credit risk

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, short-term investments and accounts receivable. The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments. The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loans receivable. As at December 31, 2013, 88% (December 31, 2012 - 89%) of accounts receivable relates to customer receivables, 1% (December 31, 2012 - 1%) relates to government grants receivable and 11% (December 31, 2012 - 10%) relates to amounts due from joint venture and indirect, income tax and value added taxes receivable. In order to minimize the risk of loss for customer receivables, the Company's extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers' liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments and accounts receivable as at December 31, 2013 of $269,919 (December 31, 2012 - $260,049) represents the Company's maximum credit exposure.

D Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar ("**U.S.**") and the Euro ("**Euro**"). Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company's functional currency is the Canadian dollar. The U.S. dollar and the Euro carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet at December 31, 2013 is as follows:

	U.S. DOLLARS
Cash and cash equivalents	$ 150,595
Short-term investments	31,820
Accounts receivable	16,607
Accounts payable	8,732

	EUROS
Cash and cash equivalents	€ 387

If foreign exchange rates on December 31, 2013 had changed by 25 basis points, with all other variables held constant, net loss for the year ended December 31, 2013 would have changed by $528 and $1 for US dollar denominated and Euro denominated financial instruments, respectively. The Company's exposure to currencies other than U.S. dollars and Euros is not material.

E Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on certain long-term debt with variable rates of interest. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts **»** years ended Dec. 31, 2013 and 2012 and the 9 months ended Dec. 31, 2011

If interest rates for the year ended December 31, 2013 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2013 would have increased or decreased by $52.

Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company's short-term investments are recorded at fair value. The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes [NOTE 13(A)] approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements [NOTE 13(C)] approximates its fair value as at December 31, 2013, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company's credit spread also has not substantially changed from the 2.5% premium currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

LEVEL 1
Unadjusted quoted prices in active markets for identical assets or liabilities.

LEVEL 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

LEVEL 3
Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model-derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2013, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

INFORMATION FOR SHAREHOLDERS

DIRECTORS AND EXECUTIVE OFFICERS

NAME / POSITION	RESIDENCE	START	COMMITTEES: Audit	HR & Compensation	Nominating & Governance	Strategy
Warren J. Baker Director	Avila Beach, California	Sept. 2002		√	√	√
John A. Beaulieu Chairman and Director	Vancouver, Washington	Sept. 1997	√	√	√	√
M.A. (Jill) Bodkin Director	Vancouver, British Columbia	July 2008	√	√		
David R. Demers CEO and Director	Vancouver, British Columbia	Mar. 1995				√
Brenda J. Eprile Director	North York, Ontario	Oct. 2013	√			
Nancy S. Gougarty President & COO	Vancouver, British Columbia	Jul. 2013				
Philip B. Hodge Director	Calgary, Alberta	June 2012	√			√
Dezsö J. Horváth Director	Toronto, Ontario	Sept. 2001	√			√
Douglas R. King Director	Hillsborough, California	Jan. 2012	√		√	
William (Bill) E. Larkin CFO	Blaine, Washington	Feb. 2010				
Gottfried (Guff) Muench Director	West Vancouver, British Columbia	July 2010		√		√
Thomas G. Rippon Executive Vice President	White Rock, British Columbia	Sept. 2013				
Elaine A. Wong Executive Vice President	Vancouver, British Columbia	Sept. 2001				

CORPORATE INFORMATION

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street, 3rd Floor
Vancouver, British Columbia, Canada V6C 3B9
T 604-661-9400 » **F** 604-661-9401

Legal Counsel

Bennett Jones LLP, Calgary, Alberta, Canada

Auditors

KPMG LLP Chartered Accountants, Vancouver, British Columbia, Canada

STOCK LISTINGS

NASDAQ WPRT **Toronto Stock Exchange** WPT

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

Thursday, April 24, 2014 at 2:00 PM (Pacific) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia.

WESTPORT ON THE INTERNET

Topics featured in this document can be found on our websites:

Westport	WESTPORT.COM
Fuel for Thought blog	BLOG.WESTPORT.COM
YouTube Channel	YOUTUBE.COM/WESTPORTDOTCOM
Facebook	FACEBOOK.COM/WESTPORTDOTCOM
Cummins Westport	CUMMINSWESTPORT.COM
Weichai Westport	WEICHAI-WESTPORT.COM

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport website, on SEDAR at SEDAR.COM, or at the SEC at SEC.GOV. Shareholders and other interested parties can also sign up to receive news updates in a variety of formats including email, Twitter, and RSS feeds: WESTPORT.COM/CONTACT/SUBSCRIPTIONS

CONTACT INFORMATION

1750 West 75th Avenue, Suite 101
Vancouver, British Columbia, Canada V6P 6G2
T 604-718-2000 » **F** 604-718-2001 » INVEST@WESTPORT.COM

Forward Looking Statements

This document contains forward-looking statements about Westport's business, operations, technology development, products, the performance of our products, sources of revenue, our future market opportunities and/or about the environment in which it operates, which are based on Westport's estimates, forecasts, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by applicable legislation.



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